Exhibit 4.82

1.	Shipbroker N/A		BIMCO STANDARD CHARTER CODE NAME: "BARECON 2011"

		2.	Place and date 2 April ~~March~~ 2018

3.	Owners/Place of business (Cl. 1)		4. Bareboat Charterers/Place of business (Cl. 1)

SEA 46 LEASING CO. LIMITED, a company incorporated and existing under the laws of Hong Kong with its registered office at Room 1803-1804, 18F Bank of America Tower, 12 Harcourt Road, Central, Hong Kong

ORION OWNERS INC., a corporation incorporated and existing under the Marshall Islands with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960

5.	Vessel's name, call sign and flag (Cl. 1 and 3)
	KELLY / V7MV5/ Marshall Islands or any other Flag State

6.	Type of Vessel	7.	GT/NT
	Kamearmax Bulker		43301 / 27348

8.	When/Where Built	9.	Total DWT (abt.) in metric tons on summer freeboard
	2017 / Hudong Zhonghua Shipbuilding & Shanghai Shipyard Co.		81198

10.	Classification Society (Cl. 3)	11.	Date of last special survey by the Vessel's classification society
	American Bureau of Shipping or any other Classificaiton Society		June 2017

12.	Further particulars of Vessel (also indicate minimum number of months' validity of class certificates agreed acc. to Cl. 3)
	IMO No.: 9768227 Length: 226.00m Breadth: 32.26m Depth: 20.05m

13.	Port or Place of delivery (Cl. 3) The place of delivery specified under Clause 5(a) of the MOA	14.	Time for delivery (Cl. 4) See Clause 34	15.	Cancelling date (Cl. 5) See Clause 33

16.	Port or Place of redelivery (Cl. 15)	17.	No. of months' validity of trading and class certificates upon redelivery (Cl. 15)
	At a safe and ice free port or place in such ready safe berth as the Owners may direct		See Clause 40

18.	Running days' nolice if other than stated in Cl. 4	19.	Frequency of dry-docking (Cl. 10(g))
	N/A		In accordance with Classification Society or Flag State requirements

20.	Trading limits (Cl. 6)
	Worldwide within Institute Warranty Limits, please also see Clauses 46.1(m), 46.1(n) and 46.1(o)

21.	Charter period (Cl. 2)	22.	Charter hire (Cl. 11)
	See Clause 32		See Clause 36

23.	New class and other safety requirements (state percentage of Vessel's insurance value acc. to Box 29) (Cl. 10(a)(ii))
	N/A

24.	Rate of interest payable acc. to Cl. 11 (f) and, if applicable, acc. to PART IV	25.	Currency and method of payment (Cl. 11)
	See Clause 36.11 – neither Clause 11(f) nor Part IV applies		Dollars/bank transfer

Copyright, published by
The Baltic and International Maritime Council (BIMCO). Copenhagen. Issued November 2001

Printed by BIMCO's idea

First Issued by
The Baltic and International Council (BIMCO), Copenhagen in 1974 as "~~Barecon~~ A" and  "Barecon B". Revised ~~and amalgamated 1989~~. Revised 2001

This document is a computer generated BARECON 2001 form printed by authority of BIMCO. Any insertion or deletion to the form must be clearly visible.  In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original BIMCO approved document shall apply.  BIMCO assumes no responsibility for any loss, damage or expense as a result of discrepancies between the original BIMCO approved document and this computer generated document.

"BARECON 2001" STANDARD BAREBOAT CHARTER
PART I

26.	Place of payment; also state beneficiary and bank account (Cl. 11)	27.	~~Bank~~Corporate guarantee~~/bond~~ (sum and place) (Cl. 24) (optional)
	ACCOUNT NAME: ACCOUNT NO: Bank: Bank Swift Code: Bank Code: Branch Code: Address of Account Bank: Correspondent Bank Name: CHIPS UID: Correspondent Bank Swift Code: Correspondent Bank Account Number:		See Clause 24

28.	Mortgage(s), if any (state whether 12(a) or (b) applies; if 12(b) applies state date of Financial Instrument and name of Mortgagee(s)/Place of business) (Cl. 12)	29.	Insurance (hull and machinery and war risks) (state value acc. to Cl. 13(f) or, if applicable, acc. to Cl. 14(k)) (also state if Cl. 14 applies)
	See Clause 35		See Clause 38 – CLAUSE 14 DOES NOT APPLY

30.	Additional insurance cover, if any, for Owners' account limited to (Cl. 13(b) or, if applicable, Cl. 14(g))	31.	Additional insurance cover, if any, for Charterers' account limited to (Cl. 13(b) or, if applicable, Cl. 14(g))
	See Clause 38		See Clause 38

32.	Latent defects (only to be filled in if period other than stated in Cl. 3)	33.	Brokerage commission and to whom payable (Cl. 27)
	N/A		N/A

34.	Grace period (state number of clear ~~banking days~~ Business Days) (Cl. 28)	35.	Dispute Resolution (state 30(a), 30(b) or 30(c); if 30(c) agreed Place of Arbitration must be stated (Cl. 30)

	See Clause 44		See Clause 30(a)

36.	War cancellation (indicate countries agreed) (Cl. 26(f))
	N/A

37.	Newbuilding Vessel (indicate with "yes" or "no" whether PART III applies) (optional)	38.	Name and place of Builders (only to be filled in if PART III applies)
	No, Part III does not apply		N/A

39.	Vessel's Yard Building No. (only lo be filled in if PART III applies)	40.	Date of Building Contract (only to be filled in if PART III applies)
	N/A		N/A

41.	Liquidated damages and costs shall accrue to (state party acc. to Cl. 1)
	a) N/A b) N/A c) N/A

42.	Hire/Purchase agreement (indicate with "yes" or "no" whether PART IV applies) (optional)	43.	Bareboat Charter Registry (indicate with "yes" or "no" whether PART V applies) (optional)
	No, Part IV does not apply		No, Part V does not apply

44.	Flag and Country of the Bareboat Charter Registry (only to be filled in if PART V applies)	45.	Country of the Underlying Registry (only to be filled in if PART V applies)
	N/A		N/A

46.	Number of additional clauses covering special provisions, if agreed
	Clause 32 to Clause 55

PREAMBLE – It is mutally agreed that this Contract shall be performed subject to the conditions contained in this Charter which shall include PART I and PART II.  In the event of a conflict of conditions, the provisions of PART I shall prevail over those of PART II to the extent of such conflict but no further.  If is further mutally agreed that PART III and/or PART IV and/or PART V shall only apply and only form part of this Charter if expressly agreed and stated in Boxes 34, 42 and 43. If PART III and/or PART IV and/or PART V apply, it is further agreed that in the event of a conflict of conditions, the provisions of PART I and PART II shall prevail over those of PART III and/or PART IV and/or PART V to the extent of such conflict but no further.

Signature (Owners)	Signature (Charterers)
For and on behalf of the Owners	For and on behalf of the Charterers

/s/ Wong Wei	/s/ Savvas Tournis
Name: Wong Wei	Name: Savvas Tournis
Title: Attorney-in-fact	Title: Attorney-in-fact

This document is a computer generated BARECON 2001 form printed by authority of BIMCO. Any insertion or deletion to the form must be clearly visible.  In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original BIMCO approved document shall apply.  BIMCO assumes no responsibility for any loss, damage or expense as a result of discrepancies between the original BIMCO approved document and this computer generated document.

PART II
 "BARECON 2001" Standard Bareboat Charter
1.	Definitions See also Clause 55
In this Charter, the following terms shall have the meanings hereby assigned to them:
"The Owners" shall mean the party identified in Box 3; "The Charterers" shall mean the party identified in Box 4;
~~"The Vessel" shall mean the vessel named in Box 5 and with particulars as stated in Boxes 6 to 12.~~
~~"Financial Instrument" means the mortgage, deed of covenant or other such financial security instrument as annexed to this Charter and stated in~~ Box 28~~.~~

2.	Charter Period
In consideration of the hire detailed in Box 22, the Owners have agreed to let and the Charterers have agreed to hire the Vessel for the period stated in Box 21 ~~("The Charter Period").~~ See also Clause 32 and Clause 36.

3.	Delivery
(not applicable when Part III applies, as indicated in Box 37)
~~(a)~~	~~The Owners shall before and at the time of delivery exercise due diligence to make the Vessel seaworthy~~
~~And in every respect ready in hull, machinery and equipment for service under this Charter.~~
The Vessel shall be delivered by the Owners and taken over by the Charterers at the port or place indicated in Box 13 ~~in such ready safe berth as the Charterers may direct~~.
(b)          The Vessel ~~shall be~~ is properly documented on delivery in accordance with the laws of the Flag State indicated in Box 5 and the requirements of the ~~c~~Classification ~~s~~Society stated in Box 10.  ~~The Vessel upon delivery shall have her survey cycles up to date and trading and class certificates valid for at least the number of months agreed in Box 12.~~
(c)          The delivery of the Vessel by the Owners and the taking over of the Vessel by the Charterers shall constitute a full performance by the Owners of all the Owner's obligations under this Clause 3, and thereafter the Charterers shall not be entitled to make or assert any claim against the Owners on account of any conditions, representations or warranties expressed or implied with respect to the Vessel ~~but the Owners shall be liable for the cost of but not the time for repairs or renewals occasioned by latent defects in the Vessel, her machinery or appurtenances, existing at the time of delivery under this Charter, provided such defects have manifested themselves within twelve (12) months after delivery unless otherwise provided in Box 32~~.

4.	Time for Delivery See Clauses 32 and 34
~~(not applicable when Part III applies, as indicated in Box 37)~~
~~The Vessel shall not be delivered before the date indicated in Box 14 without the Charterers' consent and the Owners shall exercise due diligence to deliver the Vessel no later than the date indicated in Box 15 Unless otherwise agreed in Box 18.  The Owners shall give the Charterers not less than thirty (30) running days' preliminary and not less than fourteen (14) running days' definite notice of the date on which the Vessel is expected to be ready for delivery.~~
~~The Owners shall keep the Charterers closely advised of possible changes in the Vessel's position.~~

5.	Canceling See Clauses 33
~~(not applicable when Part III applies, as indicated in Box 37)~~
~~(a)          Should the Vessel not be delivered latest by the canceling date indicated in Box 15, the Charterers shall have the option of cancelling this Charter by giving the Owners notice of cancellation within thirty six (36) running hours after the cancelling date stated in Box 15, failing which this Charter shall remain in full force and effect.~~
~~(b)          If it appears that the Vessel will be delayed beyond the cancelling date, the Owners may, as soon as they are in a position to state with reasonable certainty the day on which the Vessel should be ready, give notice thereof to the Charterers asking whether they will exercise their option of cancelling, and the option must then be declared within one hundred and sixty eight (168) running hours of the receipt by the Charterers of such notice or within thirty six (36) running hours after the cancelling date, whichever is earlier.  If the Charterers do not then exercise their option of cancelling, the seventh day after the readiness date stated in the Owner's notice shall be substituted for cancelling date indicated in Box 15 for the purpose of this Clause 5.~~
~~(c)          Cancellation under this Clause 5 shall be without prejudice to any claim the Charterers may otherwise have on the Owners under this Charter.~~

6.	Trading Restrictions See Clauses 46.1(m), 46.1(n) and 46.1(o)
The Vessel shall be employed in lawful trades for the carriage of suitable lawful merchandise within the trading limits indicated in Box 20.
The Charterers undertake not to employ the Vessel or suffer the Vessel to be employed otherwise than in conformity with the terms of the contracts of insurance (including any warranties expressed or implied therein) without first obtaining the consent of the insurers to such employment and complying with such requirements as to extra premium or otherwise as the insurers may prescribe.
The Charterers also undertake not to employ the Vessel or suffer her employment in any trade or business which is forbidden by the law of any country to which the Vessel may sail or is otherwise illicit or in carrying illicit or prohibited goods or in any manner whatsoever which may render her liable to condemnation, destruction, seizure or confiscation.
Notwithstanding any other provisions contained in this Charter it is agreed that nuclear fuels or radioactive products or waste are specifically excluded from the cargo permitted to be loaded or carried under this Charter.  This exclusion does not apply to radio-isotopes used or intended to be used for any industrial, commercial, agricultural, medical or scientific purposes provided the Owners' prior approval has been obtained to loading thereof.

7.	Surveys on ~~Delivery and~~ Redelivery
~~(not applicable when Part III applies, as indicated in Box 37)~~
The Owners ~~and Charterers~~ shall ~~each~~ appoint surveyors for the purpose of determining and agreeing in writing the condition of the Vessel at the time of ~~delivery and~~ redelivery pursuant to Clause 40.3 (with the relevant costs paid by the Charterers), hereunder. ~~The Owners shall bear all expenses of the On hire Survey including loss of time, if any, and the Charterers shall bear all expenses of the Off-hire Survery, including loss of time, if any, at the daily equivalent to the rate of hire or pro rata thereof~~.

8.	Inspection
The Owners shall have the right ~~at any time~~, (i) once every calendar year provided no Termination Event has occurred or (ii) at any time following the occurrence of a Termination Event and for as long as it is continuing, after giving ~~reasonable~~ notice (which must be reasonable where a Termination Event has not occurred and is continuing) to the Charterers to inspect or survey the Vessel or instruct a duly authorized surveyor to carry out such survey on their behalf (provided that, if no Termination Event has occurred or is continuing, it does not unduly interfere with or cause delay to the commercial operation of the Vessel):-
(a)          To ascertain the condition of the Vessel and satisfy themselves that the Vessel is being properly repaired and maintained.  The costs and fees for such inspection or survey shall be paid by the Charterers ~~Owners unless~~

PART II
 "BARECON 2001" Standard Bareboat Charter
~~the Vessel is~~
~~found to require repairs or maintenance in order to achieve the condition so provided~~;
(b)          In dry-dock if the Charterers have not dry-docked Her in accordance with Clause 10(g).  The costs and fees for such inspection or survey shall be paid by the Charterers; and
(c)          for any other commercial reason they consider necessary ~~(provided it does not unduly interfere with the commercial operation of the Vessel)~~.  The costs and fees for such inspection and survey shall be paid by the ~~Owners~~ Charterers.
All time used in respect of inspection, survey or repairs shall be for the Charterers account and form part of the Charter Period.
The Charterers shall also permit the Owners to inspect the Vessel's log books whenever requested and shall whenever required by the Owners furnish them with full information regarding any casualties or other accidents or damage to the Vessel.
The Charterers shall provide such necessary assistance to the Owners, their representatives or agents in respect of any inspection hereunder.

9.	Inventories, Oil and Stores See Clauses 34.6
~~A complete inventory of the Vessel's entire equipment, outfit including spare parts, appliances and of all consumable stores on board the Vessel shall be made by the Charterers in conjunction with the Owners on delivery and again on redelivery of the Vessel.  The Charterers and the Owners, respectively, shall at the time of delivery and redelivery take over and pay for all bunkers, lubricating oil, unbreached provisions, paints, ropes and other consumable stores (excluding spare parts) in the said Vessel at the then current market prices at the ports of delivery and redelivery, respectively.  The Charterers shall ensure that all spare parts listed in the inventory and used during the Charter Period are replaced at their expense prior to redelivery of the Vessel.~~

10.	Maintenance and Operation
(a)(i)
Maintenance and Repairs - During the Charter Period the Vessel shall be in the full possession and at the absolute disposal for all purposes of the Charterers and under their complete control in every respect.  The Charterers shall maintain the Vessel, her machinery, boilers, appurtenances and spare parts in a good state of repair, in efficient operating condition and in accordance with good commercial maintenance practice and, ~~except as provided for in Clause 14(l)~~, if applicable, at their own expense they shall at all times keep the Vessel's ~~Class-~~classification fully up to date with the Classification
Society indicated in Box 10 and maintain all other necessary certificates in force at all items.

(ii)
New Class and Other Safety Requirements - In the event of any improvement, structural changes or new equipment becoming necessary for the continued operation of the Vessel by reason of new class requirements or by compulsory legislation ~~costing (excluding the Charterers' loss of time) more than the percentage stated in Box 23, or if Box 23 is left blank, 5 percent of the Vessel's insurance value as stated in Box 29, then the extent, if any, to which the rate of hire shall be varied and the ratio in which the cost of compliance shall be shared between the parties concerned in order to achieve a reasonable distribution thereof as between the Owners and the Charterers having regard, inter alia, to the length of the period remaining under this Charter shall, in the absence of agreement, be referred to the dispute resolution method agreed in Clause 30,~~ the Charterers shall ensure that the same are complied with and the time and costs of compliance shall be for the Charterer's account.

(iii)
Financial Security- The Charterers shall maintain financial security or responsibility in respect of third party liabilities as required by any government, including federal, state or municipal or other division or authority thereof, to enable the Vessel, without penalty or charge, lawfully to enter, remain at, or leave any port, place, territorial or contiguous waters of any country, state or municipality in performance of this Charter without any delay.  This obligation shall apply whether or not such requirements have been lawfully imposed by such government or division or authority thereof.

The Charterers shall make and maintain all arrangements by bond or otherwise as may be necessary to satisfy such requirements and the Charterers' sole expense and the Charterers shall indemnify the Owners against all consequences whatsoever (including loss of time) for any failure or inability to do so.
(b)  Operation of the Vessel - The Charterers shall at their own expense and by their own procurement man, victual, navigate, operate, supply, fuel and, whenever required, repair the Vessel during the Charter Period and they shall pay all charges and expenses of every kind and nature whatsoever incidental to their use and operation of the Vessel under this Charter, including annual ~~flag~~ Flag State fees and any foreign general municipality and/or state taxes. The Master, officers and crew of the Vessel shall be the servants of the Charterers for all purposes whatsoever, even if for any reason appointed by the Owners. Charterers shall comply with the regulations regarding officers and crew in force in the country of the Vessel's flag or any other applicable law.
(c)  The Charterers shall keep the Owners ~~and the mortgagee(s)~~ advised of the intended employment, planned dry-docking and major repairs of the Vessel, as reasonably required.
(d)  Flag and Name of Vessel - During the Charter Period, the Charterers shall have the liberty to paint the Vessel in their own colours, install and display their funnel insignia and fly their own house flag (with all fees, costs and expenses arising in relation thereto for the Charterers' account). The Charterers also have the liberty~~, with the Owners' consent, which shall not be unreasonably withheld~~, to change the flag of the Vessel to that of another Flag State (with all fees, costs and expenses arising in relation thereto for the Charterers' account) and/or with the Owners' consent (such consent not to be unreasonably withheld), the name of the Vessel (with all fees, costs and expenses arising in relation thereto for the Charterers account) during the Charter Period. Any ~~P~~painting and re-painting, installment and re-installment, registration (including maintenance and renewal thereof) and re-registration~~, if required by the Owners,~~ shall be at the Charterers' expense and time. If the Flag State requires the Owners to establish a physical presence or office in the jurisdiction of such Flag State, all fees, costs and expenses payable by the Owners to establish and maintain such physical presence or office shall be for the account of the Charterers.
(e)  Changes to the Vessel - Subject to Clause 10(a)(ii), the Charterers shall make no structural changes in the Vessel or changes in the machinery, boilers, appurtenances or spare parts thereof without in each instance first securing the Owners' approval thereof (which approval shall not be unreasonbly withheld if the proposed structural change will not adversely affect the value of the Vessel). If the Owners so agree, the Charterers shall, if the Owners so require,

PART II
 "BARECON 2001" Standard Bareboat Charter
restore the Vessel to its former condition ~~before the termination of this Charter~~.
(f)  Use of the Vessel's Outfit, Equipment and Appliances - The Charterers shall have the use of all outfit, equipment, and appliances on board the Vessel at the time of delivery, provided the same or their substantially equivalent shall be returned to the Owners on redelivery (if redelivery is required pursuant to this Charter) in the same good order and condition as when received, ordinary wear and tear expected. The Charterers shall from time to time during the Charter Period replace such items of equipment as shall be so damaged or worn as to be unfit for use. The Charterers are to procure that all repairs to or replacement of any damaged, worn or lost parts or equipment be effected in such manner (both as regards workmanship and quality of materials) as not to diminish the value of the Vessel. Title of any equipment so replaced shall vest in and remain with the Owners. The Charterers have the right to fit additional equipment at their expense and risk (provided that no permanent structural damage is caused to the Vessel by reason of such instaliation) and the Charterers shall, at their expense, remove such equipment and make good any damage caused by the fitting or removal of such additional equipment before the Vessel is redelivered to the Owners pursuant to Clause 40.3, ~~at the end of the period~~ if requested by the Owners.  Any equipment including radio equipment on hire on the Vessel at time of delivery shall be kept and maintained by the Charterers and the Charterers shall assume the obligations and liabilities of the Owners under any lease contracts in connection therewith and shall reimburse the Owners for all expenses incurred in connection therewith, also for any new equipment required in order to comply with radio regulations.
(g)  Periodical Dry-Docking - The Charters shall dry-dock the Vessel and clean and paint her underwater parts whenever the same may be necessary, but not less than once during the period stated in Box 19 ~~or, if Box 19 has been left blank, every sixty (60) calendar months after delivery or such other period as may be required by the Classification Society or flag State.~~
11.	Hire See Clause 36
~~(a)  The Charterers shall pay hire due to the Owners punctuality in accordance with the terms of this Charter in respect of which time shall be of the essence.~~
~~(b)  The Charterers shall pay to the Owners for the hire of the Vessel a lump sum in the amount indicated in Box 22 which shall be payable not later than every thirty (30) running days in advance, the first lump sum being payable on the date and hour of the Vessel's delivery to the Charterers. Hire shall be paid continuously throughout the Charter Period.~~
~~(c)  Payment of hire shall be made in cash without discount in the currency and in the manner indicated in Box 25 and at the place mentioned in Box 26.~~
~~(d)  Final payment of hire, if for as period of less than thirty (30) running days, shall be calculated proportionally according to the number of days and hours remaining before redelivery and advance payment to be effected accordingly.~~
~~(e)  Should the Vessel be lost or missing, hire shall cease from the date and time when she was lost or last heard of. The date upon which the Vessel is to be treated as lost or missing shall be ten (10) days after the Vessel was last reported or when the Vessel is posted as missing by Lloyd's, whichever occurs first. Any hire paid in advance to be adjusted accordingly.~~
~~(f)  Any delay in payment of hire shall entitle the Owners to interest at the rate her and him as agreed in Box 24. If Box 24 has not been filled in, the three months interbank offered rate in London (LIBOR or its successor) for the currency stated in Box 25, as quoted by the British Bankers' Association (BBA) on the date when the hire fell due, increased by 2 per cent, shall apply.~~
~~(g)  Payment of interest due under sub-clause 11(f) shall be made within seven (7) running days of the date of the Owners invoice specifying the amount payable or, in the absence of an invoice, at the time of the next hire payment date.~~

12.	Mortgage See Clause 35
~~(only to apply if Box 28 has been appropriately filled in)~~
~~*)~~
~~(a)  The Owners warrant that they have not effected any mortgage(s) of the Vessel and that they shall not effect any mortgage(s) without the prior consent of the Charterers, which shall not be unreasonably withheld.~~

~~*)~~
~~(b)  The Vessel chartered under this Charter is financed by a mortgage according to the Financial Instrument~~
~~The Charterers undertake to comply, and provide such information and documents to enable the Owners to comply, with all such instructions or directions in regard to the employment, insurances, operation, repairs and maintenance of the Vessel as laid down in the Financial Instrument or as may be directed from time to time during the currency of the Charter by the mortgagee(s) in conformity with the Financial Instrument.  The Charterers confirm that, for this purpose, they have acquainted themselves with all relevant terms, conditions and provisions of the Financial Instrument and agree to acknowledge this in writing in any form that may be required by the mortgagee(s).  The Owners warrant that they have not effected any mortgage(s) other than stated in Box 28 and that they shall not agree to any amendment of the mortgage(s) referred to in Box 28 or effect any other mortgage(s) without the prior consent of the Charterers, which shall not be unreasonably withheld.~~

~~*)~~	~~(Optional, Clauses 12(a) and 12(b) are alternatives; indicate alternative agreed in Box 28).~~

13.	Insurance and Repairs See also Clause 38
(a)  Subject and without prejudice to to Clause 38 ~~D~~during the Charter Period the Vessel shall be kept insured by the Charterers at their expense against hull and machinery, marine and war (including blocking and trapping) and Protection and Indemnity risks and freight, demurrage and defence risks (and any risks against which it is compulsory to insure for the operation of the Vessel, including but not limited to maintaining financial security in accordance with sub-clause 10(a)(iii)) in such form as the Owners shall in writing approve~~, which approval shall not be unreasonably withheld~~. During the Charter Period the Charterers shall procure (at Charterers' expense) that there are in place innocent Owners' interest insurance, lessor's additional perils (pollution) insurance and if applicable Mortgagees' interest insurance and Mortgagees' additional perils (pollution) insurance.

Such insurances stated in this Clause 13 shall be arranged by the Charterers (except for the innocent Owners' interest insurance, lessor's additional perils (pollution) insurance and if applicable Mortgagees' interest insurance and Mortgagee's additional perils (pollution) insurance, which shall be arranged by the Owners through brokers appointed by it (in consultation with the Charterers)) to protect the interests of both the Owners and the Charterers and (without prejudice to Clauses 35.2(c) and (d)) the ~~mortgagee~~Mortgagee(s) (if any)~~,~~.
~~and~~
~~The Charterers shall be at liberty to protect under such insurances the interests of any managers they may appoint.~~ Insurance policies shall cover the Owners and the Charterers and the Mortgagees (if any) according to

PART II
 "BARECON 2001" Standard Bareboat Charter
their respective interests.
Subject to the provisions of the Financial Instruments (if any)~~, if~~ and the agreed loss payable clauses, and the approval of the Owners and the insurers, the Charterers shall effect all insured repairs and shall undertake settlement and reimbursement from the insurers of all costs in connection with such repairs as well as insured charges, expenses and liabilities to the extent of coverage under the insurances herein provided for
The Charterers also to remain responsible for and to effect repairs and settlement of costs and expenses incurred thereby in respect of all other repairs not covered by the insurances and/or not exceeding any possible franchise(s) or deductibles provided for in the insurance.
All time used for repairs under the provisions of sub-clause 13(a) ~~and for repairs of latent defects according to Clause 3(c) above~~, including any deviation, shall be for the Charterers' account.
(b) ~~If the conditions of the above insurances permit additional insurance to be placed by the parties, such cover shall be limited to the amount for each party set out in Box 30 and Box 31, respectively.~~  The ~~Owners or the~~ Charterers ~~as the case may be~~ shall immediately upon request furnish the ~~other party~~ Owners with particulars of any additional insurance effected, including copies of any cover notes or policies and the written consent of the insurers of any such required insurance in any case where the consent of such insurers are necessary.  The Charterers hereby undertake that any additional insurances that they arrange now or in the future will always be compliant with the terms of the underlying hull and machinery policies.  Subject to this Clause 13(b), the Charterers shall have the liberty to insure the Vessel for Charterers Interest Insurance which will be limited to Total Loss or constructive Total Loss of the Vessel including any excess liabilities.
(c) Subject to Clauses 35.2(c) and (d), the Charterers shall upon the request of the Owners, provide information and promptly execute such documents as may be required to enable the Owners to comply with the insurance provisions of ~~the~~ each Financial Instrument (if any).
(d) Subject to the provisions of the Financial Instruments, if any, and Clause 38 and Clause 40, should the Vessel become ~~an actual, constructive, compromised or agreed a t~~Total ~~l~~Loss ~~under the insurances required under~~ sub-clause ~~13(a)~~, all insurance payments for such loss shall be paid to the Owners (of if applicable, their financiers) in accordance with the agreed loss payable clauses ~~who shall distribute the moneys between the Owners and the Charterers according to their respective interests~~.  The Charterers undertake to notify the Owners ~~and the mortgagee(s), if any,~~ of any occurrences in consequence of which the Vessel is likely to become a T~~t~~otal L~~loss as defined in this Clause~~.
~~(e) The Owners shall upon the request of the Charterers, promptly execute such documents as may be required to enable the Charterers to abandon the Vessel to insurers and claim a constructive total loss.~~
(f) For the purpose of insurance coverage against hull and machinery and war risks under the provisions of sub-clause 13(a), the value of the Vessel is the sum indicated in ~~Box 29~~ Clause 38.

14.	Insurance, Repairs and Classification - intentionally omitted
~~(Optional, only to apply of expressly agreed and stated in Box 29, in which event Clause 13 shall be considered deleted.)~~
~~(a)  During the Charter Period the Vessel shall be kept insured by the Owners at their expense against hull and machinery and war risks under the form of policy or policies attached hereto.  The Owners and/or insurers shall not have any right of recovery or subrogation against the Charterers on account of loss of or any damage to the Vessel or her machinery or appurtenances covered by such insurance, or on account of payments made to discharge claims against or liabilities of the Vessel or the Owners covered by such insurance.  Insurance policies shall cover the Owners and the Charterers according to their respective interests.~~
~~(b)  During the Charter Period the Vessel shall be kept insured by the Charterers at their expense against Protection and Indemnity risks (and any risks against which it is compulsory to insure for the operation of the Vessel, including maintaining financial security in accordance with~~ sub-clause 10(a)(iii)~~) in such form as the Owners shall in writing approve which approval shall not be unreasonably withheld.~~
~~(c)  In the event that any act or negligence of the Charterers shall vitiate any of the insurance herein provided, the Charterers shall pay to the Owners all losses and indemnify the Owners against all claims and demands which would otherwise have been covered by such insurance.~~
~~(d)  The Charterers shall, subject to the approval of the Owners or Owners' Underwriters, effect all insured repairs, and the Charterers shall undertake settlement of all miscellaneous expenses in connection with such repairs as well as all insured charges, expenses and liabilities to the extent of coverage under the insurances provided for under the provisions of~~ sub-clause 14(a)~~.  The Charterers to be secured reimbursement through the Owners' Underwriters for such expenditures upon presentation of accounts.~~
~~(e)  The Charterers to remain responsible for and to effect repairs and settlement of costs and expenses incurred thereby in respect of all other repairs not covered by the insurances and/or not exceeding any possible franchise(s) or deductibles provided for in the insurances.~~
~~(f)  All time used for repairs under the provisions of sub-clauses 14(d) and 14(e) and for repairs of latent defects according to~~ Clause 3 ~~above, including any deviation, shall be for the Charterers' account and shall form part of the Charter Period.~~
~~The Owners shall not be responsible for any expenses as are incident to the use and operation of the Vessel for such time as may be required to make such repairs.~~
~~(g)  If the conditions of the above insurances permit additional insurance to be placed by the parties such cover shall be limited to the amount for each party set out in Box 30 and Box 31, respectively.  The Owners or the Charterers as the case may be shall immediately furnish the other party with particulars of any additional insurance effected, including copies of any cover notes or policies and the written consent of the insurers of any such required insurance in any case where the consent of such insurers is necessary.~~
~~(h)  Should the Vessel become an actual, constructive, compromised or agreed total loss under the insurances required under subclause 14(a), all insurance payments for such loss shall be paid to the Owners, who shall distribute the moneys between themselves and the Charterers according to their respective interests.~~
~~(i)  If the Vessel becomes an actual, constructive, compromised or agreed total loss under the insurances arranged by the Owners in accordance with sub-clause 14(a), this Charter shall terminate as of the date of such loss.~~
~~(j)  The Charterers shall upon the request of the Owners, promptly execute such documents as may be required to enable the Owners to abandon the Vessel to the insurers and claim a constructive total loss.~~

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 "BARECON 2001" Standard Bareboat Charter
~~(k)  For the purpose of insurance coverage against hull and machinery and war risks under the provisions of~~ sub-clause 14(a)~~, the value of the Vessel is the sum indicated in~~ Box 29~~.~~
~~(l)  Notwithstanding anything contained in sub-clause 10(a), it is agreed that under the provisions of Clause 14, if applicable, the Owners shall keep the Vessel's Class fully up to date with the Classification Society indicated in Box 10 and maintain all other necessary certificates in force at all times.~~
15.	Redelivery See Clause 40
~~At the expiration of the Charter Period the Vessel shall be redelivered by the Charterers to the Owners at a safe and ice-free port or place as indicated in~~ Box 16~~, in such ready safe berth as the Owners may direct.  The Charterers shall give the Owners not less than thirty (30) running days' preliminary notice of expected date, range of ports or redelivery or port or place of redelivery and not less than fourteen (14) running days' definite notice of expected date and port or place of redelivery.  Any changes thereafter in the Vessel's position shall be notified immediately to the Owners.~~
~~The Charterers warrant that they will not permit the Vessel to commence a voyage (including any preceding baliast voyage) which cannot reasonably be expected to be completed in time to allow redelivery of the Vessel within the Charter Period.  Notwithstanding the above, should the Charterers fail to redeliver the Vessel within The Charter Period, the Charterers shall pay the daily equivalent to the rate of hire stated in~~ Box 22 ~~plus 10 per cent. or to the market rate, whichever is the higher, for the number of days by which the Charter Period is exceeded.  All other terms, conditions and provisions of this Charter shall continue to apply.~~
~~Subject to the provisions of~~ Clause 10~~, the Vessel shall be redelivered to the Owners in the same or as good structure, state, condition and class as that in which she was delivered, fair wear and tear not affecting class excepted.~~
~~The Vessel upon redelivery shall have her survey cycles up to date and trading and class certificates valid for at least the number of months agreed in~~ Box 17~~.~~
16.	Non-Lien
The Charterers will not suffer, nor permit to be continued, any lien or encumbrance incurred by them or their agents, which might have priority over the title and interest of the Owners in the Vessel.  The Charterers further agree to fasten to the Vessel in a conspicuous place and to keep so fastened during the Charter Period a notice reading as follows:
"This Vessel is the property of (name of Owners).  It is under charter to (name of Charterers) and by the terms of the Charter Party neither the Charterers nor the Master have any right, power or authority to create, incur or permit to be imposed on the Vessel any lien whatsoever."
or a notice in such anagalous form as required by any Mortgageee(s).
17.	Indemnity See Clauses 37.3, 40.5, 41.2 and 50
~~(a)  The Charterers shall indemnify the Owners against any loss, damage or expense incurred by the Owners arising out of or in relation to the operation of the Vessel by the Charterers, and against any lien of whatsoever nature arising out of an event occurring during the Charter Period.  If the Vessel be arrested or otherwise detained by reason of claims or liens arising out of her operation hereunder by the Charterers, the Charterers shall at their own expense take all reasonable steps to secure that within a reasonable time the Vessel is released, including the provision of bail.~~
~~Without prejudice to the generality of the foregoing, the Charterers agree to indemnify the Owners against all consequences or liabilities arising from the Master, officers or agents signing Bills of Lading or other documents.~~
~~(b)  If the Vessel be arrested or otherwise detained by reason of a claim or claims against the Owners, the Owners shall at their own expense take all reasonable steps to secure that within a reasonable time the Vessel is released, including the provision of bail.~~
~~In such circumstances the Owners shall indemnify the Charterers against any loss, damage or expense incurred by the Charterers (including hire paid under this Charter) as a direct consequence of such arrest or detention.~~
18.	Lien
The Owners to have a lien upon all cargoes, sub-hires and sub-freights belonging or due to the Charterers or any sub-charterers and any Bill of Lading freight for all claims under this Charter ~~and the Charterers to have a lien on the Vessel for all moneys paid in advance and not earned~~.
19.	Salvage
All salvage and towage performed by the Vessel shall be for the Charterers' benefit and the cost of repairing damage occasioned thereby shall be borne by the Charterers.
20.	Wreck Removal
In the event of the Vessel becoming a wreck or obstruction to navigation the Charterers shall indemnify the Owners against any sums whatsoever which the Owners shall become liable to pay and shall pay in consequence of the Vessel becoming a wreck or obstruction to navigation.
21.	General Average
The Owners shall not contribute to General Average.
22.	Assignment, Sub-Charter and Sale
(a)  The Charterers shall not assign this Charter nor sub-charter the Vessel on a bareboat basis except with the prior consent in writing of the Owners~~, which shall not be unreasonably withheld,~~ and subject to such terms and conditions as the Owners shall approve.
~~(b)  The Owners shall not sell the Vessel during the currency of this Charter except with the prior written consent of the Charterers, which shall not be unreasonably withheld, and subject to the buyer accepting an assignment of this Charter.~~
23.          Contracts of Carriage
*)
(a)  The Charterers are to procure that all documents issued during the Charter Period evidencing the terms and conditions agreed in respect of carriage of goods shall contain a paramount clause incorporating any legislation relating to carrier's liability for cargo compulsory applicable in the trade; if no such legislation exists, the documents shall incorporate the Hague-Visby Rules.  The documents shall also contain the New Jason Clause and the Both-to-Blame Collision Clause.

~~*)~~	~~(b) The Charterers are to procure that all passenger tickets issued during the Charter Period for the carriage of passengers and their luggage under this Charter shall~~

PART II
 "BARECON 2001" Standard Bareboat Charter
~~contain a paramount clause incorporating any legislation~~
~~relating to carrier's liability for passengers and their luggage compulsorily applicable in the trade; if no such legislation exists, the passenger tickets shall incorporate the Athens Convention Relating to the Carriage of Passengers and their Luggage by Sea, 1974, and any protocol thereto.~~
~~*)          Delete as applicable.~~
24.          ~~Bank~~ Corporate Guarantee
~~(Optional, only to apply if Box 27 filled in)~~
The Charterers undertake to furnish~~,~~ on or about the date of this Charter and on or prior to the completion of a-Change of Control or Change of Shareholder (as applicable) ~~before delivery of the Vessel, a first class bank~~ a corporate guarantee from the Guarantor or the New Guarantor(s) (as the case may be) ~~or bond in the sum and at the place as indicated in~~ Box 27 as guarantee, and on or about the date of this Charter and on or prior to the completion of a Change of Control or Change of Shareholder (as applicable) the other Security Documents (as the case may be) as security, in each case for full performance of their obligations under this Charter.
25.          Requisition/Acquisition
(a) Subject to the provisions of the Financial Instruments (if any) and the General Assignment (and without prejudice to Clauses 35.2(c) and (d)), ~~I~~In the event of the Requisition for Hire of the Vessel by any governmental or other competent authority (hereinafter referred to as "Requisition for Hire") irrespective of the date during the Charter Period when "Requisition for Hire" may occur and irrespective of the length thereof and whether or not it be for an indefinite or a limited period of time, and irrespective of whether it may or will remain in force for the remainder of the Charter Period, this Charter shall not be deemed thereby or thereupon to be frustrated or otherwise terminated and the Charterers shall continue to pay the stipulated hire in the manner provided by this Charter until the time when the Charter would have terminated pursuant to any of the provisions hereof always provided however that if all hire has been paid by the Charterers hereunder then in the event of "Requisition for Hire" any Requisition Hire or compensation Is received or receivable by the Owners, the same shall be payable to the Charterers during the remainder of the Charter Period or the period of the "Requisition for Hire" whichever be the shorter.
~~(b)  In the event of the Owners being deprived of their ownership in the Vessels by any Compulsory Acquisition of the Vessel or requisition for title by any governmental or other competent authority (hereinafter referred to as "Compulsory Acquisition"), then, irrespective of the date during the Charter Period when "Compulsory Acquisition" may occur, this Charter shall be deemed terminated as of the date of such "Compulsory Acquisition". In such event Charter Hire to be considered as earned and to be paid up to the date and time of such "Compulsory Acquisition".~~
26.          War
(a)  Subject to the provisions of the Financial instruments (if any) (and without prejudice to Clauses 35.2(c) and (d)), ~~F~~for the purpose of this Clause the words "War Risks" shall include any war (whether actual or threatened), act of war, civil war, hostilities, revolution, rebellion, civil commotion, warlike operations, the laying of mines (whether actual or reported), acts of piracy, acts of terrorists, acts of hostility or malicious damage, blockades (whether imposed against all vessels or imposed selectively against vessels of certain flags or ownership, or against certain cargoes or crews, or otherwise howsoever), by any person, body, terrorist or political group, or the Government of any state whatsoever, which may be dangerous or are likely to be or to become dangerous to the Vessel, her cargo, crew or other persons on board the Vessel.
b)  The Vessel, unless the written consent of the Owners be first obtained and the Charterers have arranged for requisition insurance in respect of the

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 "BARECON 2001" Standard Bareboat Charter
Vessel (and the same has been assigned to the Owners or at their direction), shall not continue to or go through any port, place, area or zone (whether of land or sea), or any waterway or canal, where it reasonably appears that the Vessel, her cargo, crew or other persons on board the Vessel, in the reasonable judgement of the Owners, may be, or are likely to be, exposed to War Risks (except in case of exposure only to acts of piracy, when the prior written consent of the Owners is not required provided the aforesaid insurances and assignments are in place). Should the Vessel be within any such place as aforesaid, which only becomes dangerous, or is reasonably likely to be or to become dangerous, after her entry into it, the Owners shall have the right to require the Vessel to leave such area.
(c)  The Vessel shall not load contraband cargo, or to pass through any blockade, whether such blockade be imposed on all vessels, or is imposed selectively in any way whatsoever against vessels of certain flags or ownership, or against certain cargoes or crews or otherwise howsoever, or to proceed to an area where she shall be subject, or is likely to be subject to a belligerent's right of search and/or confiscation.
~~(d)  If the insurers of the war risks insurance, when Clause 14 is applicable, should require payment of premiums and/or calls because, pursuant to the Charterers' orders, the Vessel is within, or is due to enter and remain within, any area or areas which are specified by such insurers as being subject to additional premiums because of War Risks, then such premiums and/or calls shall be reimbursed by the Charterers to the Owners at the same time as the next payment of hire is due.~~
(e)  The Charterers shall have the liberty:
(i)  to comply with all orders, directions, recommendations or advice as to departure, arrival, routes, sailing in convoy, ports of call, stoppages, destinations, discharge of cargo, delivery, or in any other way whatsoever, which are given by the Government of the Nation under whose flag the Vessel sails, or any other Government, body or group whatsoever acting with the power to compel compliance with their orders or directions;
(ii)  to comply with the orders, directions or recommendations of any war risks underwriters who have the authority to give the same under the terms of the war risks insurance;
(iii) to comply with the terms of any resolution of the Security Council of the United Nations, any directives of the European Community, the effective orders of any other Supranational body which has the right to issue and give the same, and with national laws aimed at enforcing the same to which the Owners are subject, and to obey the orders and directions of those who are charged with their enforcement.
(f)  In the event of outbreak of war ~~(whether there be a declaration of war or not) (i) between any two or more of the following countries: the United States of America; Russia; the United Kingdom; France; and the People's Republic of China, (ii) between any two or more of the countries stated in Box 26, both the Owners and the Charterers shall have the right to cancel this Charter, whereupon the Charterers shall redeliver the Vessel to the Owners in accordance with Clause 15, if the Vessel has cargo on board after discharge thereof at destination, or if debarred under this Clause from reaching or entering it at a near, open and safe port as directed by the Owners, or if the Vessel has no cargo on board, at the port at which the Vessel then is or if at sea at a near, open and safe port as directed by the Owners.  In all cases~~ hire shall continue to be paid in accordance with Clause 11 and except as aforesaid all other provisions of this Charter shall apply until redelivery the end of the Charter Period.
27.          Commission – Intentionally omitted
~~The Owners to pay a commission at the rate indicated in Box 33 to the Brokers named in Box 33 on any hire paid under the Charter.  If no rate is indicated in Box 33, the commission to be paid by the Owners shall cover the actual expenses of the Brokers and a reasonable fee for their work.~~
~~If the full hire is not paid owing to breach of the Charter by either of the parties the party liable therefor shall indemnify the Brokers against their loss of commission.  Should the parties agree to cancel the Charter, the Owners shall indemnify the Brokers against any loss of commission but in such case the commission shall not exceed the brokerage on one year's hire.~~
28.          Termination See Clauses 40 and 44
~~(a)  Charterers' Default~~
~~The Owners shall be entitled to withdraw the Vessel from the service of the Charterers and terminate the Charter with immediate effect by written notice to the Charterers if:~~
~~(i)  the Charterers fail to pay hire in accordance with Clause 11.  However, where there is a failure to make punctual payment of hire due to oversight, negligence, errors or omissions on the part of the Charterers or their bankers, the Owners shall give the Charterers written notice of the number of clear banking days stated in Box 34 (as recognised at the agreed place of payment) in which to rectify the failure, and when so rectified within such number of days following the Owners' notice, the payment shall stand as regular and punctual.  Failure by the Charterers to pay hire within the number of days stated in Box 34 of their receiving the Owners' notice as provided herein, shall entitle the Owners to withdraw the Vessel from the service of the Charterers and terminate the Charter without further notice;~~
~~(ii)  the Charterers fail to comply with the requirements of:~~
~~(1)  Clause 6 (Trading Restrictions)~~
~~(2)  Clause 13(a) (Insurance and Repairs)~~
~~provided that the Owners shall have the option, by written notice to the Charterers, to give the Charterers a specified number of days grace within which to rectify the failure without prejudice to the Owners' right to withdraw and terminate under this Clause if the Charterers fail to comply with such notice;~~
~~(iii)  the Charterers fail to rectify any failure to comply with the requirements of sub-clause 10(a)(i) (Maintenance and Repairs) as soon as practically possible after the Owners have requested them in writing so to do and in any event so that the Vessel's insurance cover is not prejudiced.~~
~~(b)~~  Owners Default
~~If the Owners shall by any act or omission be in breach of their obligations under this Charter to the extent that the Charterers are deprived of the use of the Vessel and such breach continues for a period of fourteen (14) running days after written notice thereof has been given by the Charterers to the Owners, the Charterers shall be entitled to terminate this Charter with immediate effect by written notice to the Owners.~~
~~(c)~~  Loss of Vessel
~~This Charter shall be deemed to be terminated if the Vessel becomes a total loss or is declared as a constructive or compromised or arranged total loss. For the purpose of this sub-clause, the Vessel shall not be deemed to be lost unless she has either become an actual total loss or agreement has been reached with her underwriters in respect of her constructive, compromised or arranged total loss or if such agreement with her underwriters is not reached it is adjudged by a competent tribunal that a constructive loss of the Vessel~~

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 "BARECON 2001" Standard Bareboat Charter
~~has occurred.~~
~~(d)  Either party shall be entitled to terminate this Charter with immediate effect by written notice to the other party in the event of an order being made or resolution passed for the winding up, dissolution, liquidation or bankruptcy of the other party (otherwise than for the purpose of reconstruction or amalgamation) or if a receiver is appointed, or if it suspends payment, ceases to carry on business or makes any special arrangement or composition with its creditors.~~
~~(e)  The termination of this Charter shall be without prejudice to all rights accrued due between the parties prior to the date of termination and to any claim that either party might have.~~
29.          Repossession
In the event the Owners have made a request for redelivery of the Vessel ~~termination of this Charter~~in accordance with the applicable provisions of ~~Clause 28~~Clause 40.3, the Owners shall in addition have the right to repossess the Vessel from the Charterers at her current or next port of call, or at a port or place convenient to them without hindrance or interference by the Charterers, courts or local authorities. Pending physical repossession of the Vessel in accordance with this Clause 29 and/or Clause 40, the Charterers shall hold the Vessel as gratuitous bailee only to the Owners and the Charterers shall procure that the master and crew follow the orders and directions of the Owners.
~~The Owners shall arrange for an authorised representative to board the Vessel as soon as reasonably practicable following the termination of the Charter.  The Vessel shall be deemed to be repossessed by the Owners from the Charterers upon the boarding of the Vessel by the Owners' representative.~~  All arrangements and expenses relating to the settling of wages, disembarkation and repatriation of the Charterers' Master, officers and crew shall be the sole responsibility of the Charterers.
30.          Dispute Resolution
*)
(a) This ~~Contract~~Charter and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this ~~Contract~~Charter shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.

The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.
The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within 14 calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the 14 days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the 14 days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both parties as if he had been appointed by agreement.
Nothing herein shall prevent the parties agreeing in writing to vary these provisions to provide for the appointment of a sole arbitrator.
In cases where neither the claim nor any counterclaim exceeds the sum of US$50,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.  The language or any arbitration proceedings shall be in English.
~~*)~~
~~(b)  This Contract shall be governed by and construed in accordance with Title 9 of the United States Code and the Maritime Law of the United States and any dispute arising out of or in connection with this Contract shall be referred to three persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for the purposes of enforcing any award, judgement may be entered on an award by any court of competent jurisdiction.  The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.~~

~~In cases where neither the claim nor any counterclaim exceeds the sum of US$50,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc. current at the time when the arbitration proceedings are commenced.~~
~~*)~~
~~(c)  This Contract shall be governed by and construed in accordance with the laws of the place mutually agreed by the parties and any dispute arising out of or in connection with this Contract shall be referred to arbitration at a mutually agreed place, subject to the procedures applicable there.~~

~~(d)  Notwithstanding (a), (b) or (c) above, the parties may agree at any time to refer to mediation any difference and/or dispute arising out of or in connection with this Contract.~~
~~In the case of a dispute in respect of which arbitration has been commenced under (a), (b) or (c) above, the following shall apply:-~~
~~(i)          Either party may at any time and from time to time elect to refer the dispute or part of the dispute to mediation by service on the other party of a written notice (the "Mediation Notice") calling on the other party to agree to mediation.~~
~~(ii)          The other party shall thereupon with 14 calendar days of receipt of the Mediation Notice confirm that they agree to mediation, in which case the parties shall thereafter agree a mediator within a further 14 calendar days, failing which on the application of either party a mediator will be appointed promptly by the Arbitration Tribunal ("the Tribunal") or such person as the Tribunal may designate for that purpose.  The mediation shall be conducted in such place and in accordance with such procedure and on such terms as the parties may agree or, in the event of disagreement, as may be set by the mediator.~~
~~(iii)          If the other party does not agree to mediate, that fact may be brought to the attention of the Tribunal and may be taken into account by the Tribunal when allocating the costs of the arbitration as between the parties.~~
~~(iv)          The mediation shall not affect the right of either party to seek such relief or take such steps as it considers necessary to protect its interest.~~
~~(v)          Either party may advise the Tribunal that they have agreed to mediation.  The arbitration procedure shall continue during the conduct of the mediation but the Tribunal may take the mediation timetable into account when setting the timetable for steps in the arbitration.~~
~~(vi)          Unless otherwise agreed or specified in the mediation terms, each party shall bear its own costs incurred in the mediation and the parties shall share~~

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 "BARECON 2001" Standard Bareboat Charter
~~equally the mediator's costs and expenses.~~
~~(vii)          The mediation process shall be without prejudice and confidential and no information or documents disclosed during it shall be revealed to the Tribunal except to the extent that they are disclosable under the law and procedure governing the arbitration.~~
~~(Note:  The parties should be aware that the mediation process may not necessarily interrupt time limits.)~~
~~(e)~~	~~If Box 35 in Part I is not appropriately filled in, sub-clause 30(a) of this Clause shall apply. Sub-clause 30(d) shall apply in all cases.~~
~~*)~~	~~Sub-clauses 30(a), 30(b) and 30(c) are alternatives; indicate alternative agreed in Box 35.~~

31.          Notices See Clause 43
~~(a)  Any notice to be given by either party to the other party shall be in writing and may be sent by fax, telex, registered or recorded mail or by personal service.~~
~~(b)  The address of the Parties for service of such communication shall be as stated in Boxes 3 and~~ 4 ~~respectively.~~

"BARECON 2001" Standard Bareboat Charter PART III	OPTIONAL PART
PROVISIONS TO APPLY FOR NEWBUILDING VESSELS ONLY
(Optional, only to apply if expressly agreed and stated in Box 37)
~~1.          Specifications and Building Contract~~
~~(a)  The Vessel shall be constructed in accordance with the Building Contract (hereafter called "the Building Contract") as annexed to this Charter, made between the Builders and the Owners and in accordance with the specifications and plans annexed thereto, such Building Contract, specifications and plans annexed thereto, such Building Contract, specifications and plans having been counter-signed as approved by the Charterers.~~
~~(b)  No change shall be made in the Building Contract or in the specifications or plans of the Vessel as approved by the Charterers as aforesaid, without the Charterers' consent.~~
~~(c)  The Charterers shall have the right to send their representative of the Builders' Yard to inspect the Vessel during the course of her construction to satisfy themselves that construction is in accordance with such approved specifications and plans as referred to under sub-clause (a) of this Clause.~~
~~(d)  The Vessel shall be built in accordance with the Building Contract and shall be of the description set out therein.  Subject to the provisions of sub-clause 2(c)(ii) hereunder, the Charterers shall be bound to accept the Vessel from the Owners, completed and constructed in accordance with the Building Contract, on the date of delivery by the Builders.  The Charterers undertake that having accepted the Vessel they will not thereafter raise any claims against the Owners in respect of the Vessel's performance or specification or defects, if any.  Nevertheless, in respect of any repairs, replacement or defects which appear within the first 12 months from delivery by the Builders, the Owners shall endeavor to compel the Builders to repair, replace or remedy any defects or to recover from the Builders any expenditure incurred in carrying out such repairs, replacements or remedies.  However, the Owners' liability to the Charterers shall be limited to the extent the Owners have a valid claim against the Builders under the guarantee clause of the Building Contract (a copy whereof has been supplied to the Charterers).  The Charterers shall be bound to accept such sums as the Owners are reasonably able to recover under this Clause and shall make no further claim on the Owners for the difference between the amount(s) so recovered and the actual expenditure on repairs, replacement or remedying defects or for any loss of time incurred.~~
~~Any liquidated damages for physical defects or deficiencies shall accrue to the account of the party stated in~~ Box 41(a) ~~or if not filled in shall be shared equally between the parties.  The costs of pursuing a claim or claims against the Builders under this Clause (including any liability to the Builders) shall be borne by the party stated in~~ Box 41(b) ~~or if not filled in shall be shared equally between the parties.~~
~~2.          Time and Place of Delivery~~
~~(a)  Subject to the Vessel having completed her acceptance trials including trials of cargo equipment in accordance with the Building Contract and specifications to the satisfaction of the Charterers, the Owners shall give and the Charterers shall take delivery of the Vessel afloat when ready for delivery and properly documented at the Builders' Yard or some other safe and readily accessible dock, wharf or place as may be agreed between the parties hereto and the Builders.  Under the Building Contract the Builders have estimated that the Vessel will be ready for delivery to the Owners as therein provided but the delivery date for the purpose of this Charter shall be the date when the Vessel is in fact ready for delivery by the Builders after completion of trials whether that be before or after as indicated in the Building Contract.  The Charterers shall not be entitled to refuse acceptance of delivery of the Vessel and upon and after such acceptance, subject to Clause 1(d), the Charterers shall not be entitled to make any claim against the Owners in respect of any conditions, representations or warranties, whether express or implied, as to the seaworthiness of the Vessel or in respect of delay in delivery.~~
~~(b)  If for any reason other than a default by the Owners under the Building Contract, the Builders become entitled under that Contract not to deliver the Vessel to the Owners, the Owners shall upon giving to the Charterers written notice of Builders becoming so entitled, be excused from giving delivery of the Vessel to the Charterers and upon receipt of such notice by the Charterers this Charter shall cease to have effect.~~
~~(c)  If for any reason the Owners become entitled under the Building Contract to reject the Vessel the Owners shall, before exercising such right or rejection, consult the Charterers and thereupon~~
~~(i) if the Charterers do not wish to take delivery of the Vessel they shall inform the Owners within seven (7) running days by notice in writing and upon receipt by the Owners of such notice this Charter shall cease to have effect; or~~
~~(ii) if the Charterers wish to take delivery of the Vessel they may by notice in writing within seven (7) running days require the Owners to negotiate with the Builders as to the terms on which delivery should be taken and/or refrain from exercising their right to rejection and upon receipt of such notice the Owners shall commence such negotiations and/or take delivery of the Vessel from the Builders and deliver her to the Charterers;~~
~~(iii) in no circumstances shall the Charterers be entitled to reject the Vessel unless the Owners are able to reject the Vessel from the Builders;~~
~~(iv) if this Charter terminates under sub-clause (b) or (c) of this Clause, the Owners shall thereafter not be liable to the Charterers for any claim under or arising out of this Charter or its termination.~~
~~(d)  Any liquidated damages for delay in delivery under the Building Contract and any costs incurred in pursuing a claim therefor shall accrue to the account of the party stated in~~ Box 41(c) ~~or if not filled in shall be shared equally between the parties.~~
~~3.          Guarantee Works~~
~~If not otherwise agreed, the Owners authorise the Charterers to arrange for the guarantee works to be performed in accordance with the building contract terms, and hire to continue during the period of guarantee works.  The Charterers have to advise the Owners about the performance to the extent the Owners may request.~~
~~4.          Name of Vessel~~
~~The name of the Vessel shall be mutually agreed between the Owners and the Charterers and the Vessel shall be painted in the colours, display the funnel insignia and fly the house flag as required by the Charterers.~~
~~5.          Survey on Redelivery~~
~~The Owners and the Charterers shall appoint surveyors for the purpose of determining and agreeing in writing the condition of the Vessel at the time of re-delivery.~~
~~Without prejudice to~~ Clause 15 ~~(Part II), the Charterers shall bear all survey expenses and all other costs, if any, including the cost of docking and undocking, if required, as well as all repair costs incurred.  The Charterers shall also bear all loss of time spent in connection with any docking and undocking as well as repairs, which shall be paid at the rate of hire per day or pro rata.~~

"BARECON 2001" Standard Bareboat Charter PART IV	OPTIONAL PART
HIRE/PURCHASE AGREEMENT
(Optional, only to apply if expressly agreed and stated in Box 42)
~~On expiration of this Charter and provided the Charterers have fulfilled their obligations according to Part I and II as well as Part III, if applicable, it is agreed, that on payment of the final payment of hire as per Clause 11 the Charterers have purchased the Vessel with everything belonging to her and the Vessel is fully paid for.~~
~~In the following paragraphs the Owners are referred to as the Sellers and the Charterers as the Buyers.~~
~~The Vessel shall be delivered by the Sellers and taken over by the Buyers on expiration of the Charter.~~
~~The Sellers guarantee that the Vessel, at the time of delivery, is free from all encumbrances and maritime liens or any debts whatsoever other than those arising from anything done or not done by the Buyers or any existing mortgage agreed not to be paid off by the time of delivery.  Should any claims, which have been incurred prior to the time of delivery be made against the Vessel, the Sellers hereby undertake to indemnify the Buyers against all consequences of such claims to the extent it can be proved that the Sellers are responsible for such claims.  Any taxes, notarial, consular and other charges and expenses connected with the purchase and registration under Buyers' flag, shall be for Buyers' account.  Any taxes, consular and other charges and expenses connected with closing of the Sellers' register, shall be for Sellers' account.~~
~~In exchange for payment of the last month's hire instalment the Sellers shall furnish the Buyers with a Bill of Sale duly attested and legalized, together with a certificate setting out the registered encumbrances, if any.  On delivery of the Vessel the Sellers shall provide for deletion of the Vessel from the Ship's Register and deliver a certificate of deletion to the Buyers.~~
~~The Sellers shall, at the time of delivery, hand to the Buyers all classification certificates (for hull, engines, anchors, chains, etc.) as well as all plans which may be in Sellers' possession.~~
~~The Wireless Instaliation and Nautical Instruments, unless on hire, shall be included in the sale without any extra payment.~~
~~The Vessel with everything belonging to her shall be at Sellers' risk and expense until she is delivered to the Buyers, subject to the conditions of this Contract and the Vessel with everything belonging to her shall be delivered and taken over as she is at the time of delivery, after which the Sellers shall have no responsibility for possible faults or deficiencies of any description.~~
~~The Buyers undertake to pay for the repatriation of the Master, officers and other personnel if appointed by the Sellers to the port where the Vessel entered the Bareboat Charter as per~~ Clause 3 ~~(Part II) or to pay the equivalent cost for their journey to any other place.~~

"BARECON 2001" Standard Bareboat Charter PART V	OPTIONAL PART
PROVISIONS TO APPLY FOR VESSELS REGISTERED IN A BAREBOAT CHARTER REGISTRY
(Optional, only to apply if expressly agreed and stated in Box 43)
~~1.          Definitions~~
~~For the purpose of this PART V, the following terms shall have the meanings hereby assigned to them:~~
~~"~~The Bareboat Charter Registry~~" shall mean the registry of the State whose flag the Vessel will fly and in which the Charterers are registered as the bareboat charterers during the period of the Bareboat Charter.~~
~~"~~The Underlying Registry~~" shall mean the registry of the state in which the Owners of the Vessel are registered as Owners and to which jurisdiction and control of the Vessel will revert upon termination of the Bareboat Charter Registration.~~
~~2.          Mortgage~~
~~The Vessel chartered under this Charter is financed by a mortgage and the provisions of~~ Clause 12(b) ~~(Part II) shall apply.~~
~~3.          Termination of Charter by Default~~
~~If the Vessel chartered under this Charter is registered in a Bareboat Charter Registry as stated in~~ Box 44~~, and if the Owners shall default in the payment of any amounts due under the mortgage(s) specified in~~ Box 28~~, the Charterers shall, if so required by the mortgagee, direct the Owners to re-register the Vessel in the Underlying Registry as shown in~~ Box 45~~.~~
~~In the event of the Vessel being deleted from the Bareboat Charter Registry as stated in~~ Box 44~~, due to a default by the Owners in the payment of any amounts due under the mortgage(s), the Charterers shall have the right to terminate this Charter forthwith and without prejudice to any other claim they may have against the Owners under this Charter.~~

Execution Version
ADDITIONAL CLAUSES TO BARECON 2001 DATED 2 April 2018
CLAUSE 32  — CHARTER PERIOD
32.1	For the avoidance of doubt, notwithstanding the fact that the Charter Period shall commence on the Commencement Date, this Charter shall be:
(a)	in full force and effect; and
(b)	valid, binding and enforceable against the parties hereto, with effect from the date of this Charter until the end of the Charter Period (subject to the terms of this Charter).
32.2	The Charter Period shall, subject to the terms of this Charter, continue for a period of one hundred and twenty (120) months from the Commencement Date.
CLAUSE 33  — CANCELLATION
33.1	If:
(a)	a Termination Event occurs prior to the delivery of the Vessel by the Charterers as sellers to Owners as buyers under the MOA;
(b)
it becomes unlawful for the Owners (as buyers) to perform or comply with any or all of their obligations under the MOA or any of the obligations of the Owners under the MOA are not or cease to be legal, valid, binding and enforceable; and/or

(c)
the MOA expires, is cancelled, terminated, rescinded or suspended or otherwise ceases to remain in full force and effect for any reason,

then this Charter shall immediately terminate and be cancelled (provided that any provision hereof expressed to survive such termination or cancellation shall so do in accordance with its terms) without the need for either of the Owners or the Charterers to take any action whatsoever provided that the Owners shall be entitled to retain all fees paid by the Charterers pursuant to Clause 41.1 (and without prejudice to Clause 41.1 and if such fees have not been paid but are due and payable, the Charterers shall forthwith pay such fees to the Owners in accordance with Clause 41.1) and such payment and the payment of (i) all other amounts payable under this Charter which have fallen due on or prior to the date on which this Charter may be terminated pursuant to this Clause 33.1 but which remain unpaid together with any default interest thereon and (ii) any costs and expenses incurred by the Owners in collecting any payments due under this Charter or in obtaining the due performance of the obligations of the Charterers under this Charter or the other Leasing Documents and any default interest in relation thereto shall not be construed as a penalty but shall represent an agreed estimate of the loss and damage suffered by the Owners in entering into this Charter upon the terms and conditions contained herein and the MOA upon the terms and conditions contained therein, and shall therefore be paid as compensation to the Owners.

CLAUSE 34   — DELIVERY OF VESSEL
34.1
(a)	This Charter is part of a transaction involving the sale, purchase and charter back of the Vessel and constitutes one of the Leasing Documents.

(b)	The obligation of the Owners to charter the Vessel to the Charterers hereunder is subject to and conditional upon:
(i)
the delivery of the Vessel to the Owners as buyers by the Charterers as sellers pursuant to the MOA and, for the purposes of this Charter, the Vessel shall be deemed delivered to the Charterers simultaneously with delivery of the Vessel to the Owners pursuant to the MOA and at delivery the Charterers shall, subject to Clause 34.7, keep all bunkers, lubrication oil, unbroached provisions, paints, ropes and other consumable stores in the Vessel which were delivered under the MOA;

(ii)	no Potential Termination Event or Termination Event having occurred and being continuing as at the Commencement Date;
(iii)	the representations and warranties contained in Clause 45 being true and correct on the date of this Charter and each day thereafter until and including the last day of the Charter Period;
(iv)	Delivery occurring on or before the Cancelling Date; and
(v)
the Owners having received from the Charterers on or prior to Delivery, the documents or evidence set out in Schedule II in form and substance satisfactory to them, and if any such documents are not in the English language then they shall be accompanied by an English translation.

34.2	The conditions precedent specified in Clause 34.1(b) are inserted for the sole benefit of the Owners and may be waived or deferred in whole or in part and with or without conditions by the Owners.
34.3	Upon the requirements of Clause 34.1(b) being fulfilled or waived to the satisfaction of the Owners, the Owners shall give notice thereof in writing to the Charterers.
34.4
On delivery to and acceptance by the Owners of the Vessel under the MOA from the Charterers as sellers and subject to the provisions of this Clause 34, the Vessel shall be deemed to have been delivered to, and accepted without reservation by, the Charterers under this Charter and the Charterers shall become and be entitled to the possession and use of the Vessel on and subject to the terms and conditions of this Charter.

34.5
On Delivery, as evidence of the commencement of the Charter Period the Charterers shall sign and deliver to the Owners the Acceptance Certificate. Without prejudice to this Clause 34.5, the Charterers shall be deemed to have accepted the Vessel under this Charter and the commencement of the Charter Period having started, on Delivery even if for whatever reason, the Acceptance Certificate is not signed and/or the Charterers do not take actual possession of the Vessel at that time.

34.6
The Charterers shall not be entitled for any reason whatsoever to refuse to accept delivery of the Vessel under this Charter once the Vessel has been delivered to and accepted by the Owners under the MOA from the Charterers as sellers, and the Owners shall not be liable for any losses, costs or expenses whatsoever or howsoever arising including, without limitation, any loss of profit or any loss or otherwise:

(i)	resulting directly or indirectly from any defect or alleged defect in the Vessel or any failure of the Vessel; or
(ii)	arising from any delay in the commencement of the Charter Period or any failure of the Charter Period to commence.
34.7	The Owners will not and shall not be obliged to deliver the Vessel to the Charterers with any bunkers and unused lubricating oils and greases (whether in storage tanks and unopened drums or otherwise) except such items as are on the Vessel on Delivery which shall be taken over by the Charterers at no extra cost.
CLAUSE 35  — QUIET ENJOYMENT
35.1
Provided that the Charterers do not breach any terms of this Charter or any other Leasing Document, the Owners hereby agree: (i) not to disturb or interfere or do or cause any person claiming on behalf of the Owners to disturb or interfere with the Charterers' lawful use, possession and quiet enjoyment of the Vessel during the Charter Period (including its full, quiet and unfettered use, possession and employment of the Vessel subject to the terms of this Charter); and (ii) without limiting (i), not to take any steps to wind up, liquidate or place in administration or receivership of the Owners or commence or continue any analogous proceedings in any jurisdiction in respect of the Owners.

35.2	Subject to Clause 35.1 above, the Charterers acknowledge that, at any time during the Charter Period:
(a)
the Owners are entitled to enter into certain funding arrangements with their financier(s), (the "Mortgagee"), in order to finance in part or in full the Financing Amount, which funding arrangements may be secured, inter alia, by the relevant Financial Instruments;

(b)	the Owners may do any of the following as security for the funding arrangements referred to in paragraph (a) above:
(i)	execute a ship mortgage over the Vessel or any other Financial Instrument in favour of a Mortgagee;
(ii)	assign their rights and interests to, in or in connection with this Charter in favour of a Mortgagee;
(iii)	assign their rights and. interests to, in or in connection with the Insurances, the Earnings and the Requisition Compensation of the Vessel in favour of the Mortgagee; and
(iv)	enter into any other document or arrangement which is necessary to give effect to such financing arrangements;
(c)
the Owners agree to use their commercially reasonable endeavours to procure that the provisions in the Financial Instruments relating to employment, insurances, operation, repairs and maintenance of the Vessel do not contradict in any material way the analogous provisions in this Charter and the other Leasing Documents; and

(d)
the Charterers undertake to comply, and provide such information and documents commercially reasonably required to enable the Owners to comply, with all such instructions or directions in regard to the employment, insurances, operation, repairs and maintenance of the Vessel as laid down in any Financial Instrument or as may be directed from to time during the currency of this Charter by the Mortgagee in conformity with any Financial Instrument. The Charterers further agree and acknowledge all relevant terms, conditions and provisions of each Financial Instrument (if any) and agree to acknowledge this in writing in any form that may be commercially reasonably required by the Mortgagee.

35.3	The Owners shall procure that their financier(s) enter into a Quiet Enjoyment Agreement with the Charterers on terms acceptable to the Charterers, acting reasonably.
35.4
Subject to Clause 35.6, during the Charter Period any change in the registered or beneficial ownership of the Vessel or the Owners (by sale of shares in the Owners or other transactions having the same effect) shall require the Charterers' prior approval which shall not be unreasonably withheld or delayed, provided always that, notwithstanding such change, this

Charter would continue on identical terms (save for logical, consequential or mutually agreed amendments). The Guarantor (or New Guarantor, if applicable) and the Charterers shall (where applicable) remain jointly and severally liable to the aforesaid new owner of the Vessel for its performance of all obligations pursuant to this Charter after change of the registered and/or beneficial ownership of the Vessel or the Owners from the Owners to such new owner.
35.5
The Charterers agree and undertake to enter into any such usual documents as the Owners shall reasonably require to complete or perfect the transfer of the Vessel (with the benefit and burden of this Charter) pursuant to Clause 35.4, with any reasonable documented costs or expenses whatsoever arising in relation thereto to be borne by the Owners.

35.6
The Charterers' approval at Clause 35.4 shall not be required (i) in the event of a Termination Event which is continuing; and/or (ii) in circumstances where the Owners wish to transfer ownership of the Vessel or the Owners to an affiliate (including, without limitation, any member of the China Merchants group) or another lessor or financial institution or trust, fund, leasing company or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (a "Permitted Transferee") and (if applicable) the Owners transfers its rights, title and interests and obligations to the Permitted Transferee to enable the Charter to continue pursuant to Clause 35.4 and Clause 35.5.

CLAUSE 36   — CHARTERHIRE
36.1
In consideration of the Owners agreeing to charter the Vessel to the Charterers under this Charter at the request of the Charterers, the Charterers hereby irrevocably and unconditionally agree to pay to the Owners, the Charterhire, the Advance Charterhire and the Purchase Obligation Price or, as the case may be, the Purchase Option Price.

36.2
The Charterers shall pay the Advance Charterhire to the Owners on the Commencement Date which amount shall be deemed paid on such date by it being set off against the corresponding portion of the Purchase Price payable by the Owners as buyers to the Charterers as sellers under the MOA on the Commencement Date pursuant to the terms thereof and which, for the avoidance of any doubt, shall be unsecured and non-refundable under all circumstances and no interest shall accrue on the Advance Charterhire.

36.3
Subject to the terms of this Clause 36, the Charterers shall pay the Charterhire quarterly in arrears in forty (40) consecutive instalments to the Owners under this Charter with the first instalment of the Charterhire payable on the date falling three months after the Commencement Date and the final instalment of the Charterhire payable on the fast day of the Charter Period.

36.4
The Vessel shall not at any time be deemed off-hire and the Charterers' obligation to pay all Charterhire, Advance Charterhire and other amounts payable under the Leasing Documents shall be absolute and unconditional under any and all circumstances and shall not be affected by any circumstances of any nature whatsoever including but not limited to:

(a)
any set-off (except in the case of the Advance Charterhire which shall be set off in accordance with Clause 36.2), counterclaim, recoupment, defence, claim or other right which the Charterers may at any time have against the Owners or any other person for any reason whatsoever including, without limitation, any act, omission or breach on the part of the Owners under this Charter or any other agreement at any time existing between the Owners and the Charterers;

(b)
any change, extension, indulgence or other act or omission in respect of any indebtedness or obligation of the Charterers, or any sale, exchange, release or surrender of, or other dealing in, any security for any such indebtedness or obligation;

(c)	any title defect or encumbrance or any dispossession of the Vessel by title paramount or otherwise;
(d)	any defect in the seaworthiness, condition, value, design, merchantability, operation or fitness for use of the Vessel or the ineligibility of the Vessel for any particular trade;
(e)	the Total Loss or any damage to or forfeiture or court marshall's or other sale of the Vessel;
(f)
any libel, attachment, levy, detention, sequestration or taking into custody of the Vessel or any restriction or prevention of or interference with or interruption or cessation in, the use or possession thereof by the Charterers;

(g)	any insolvency, bankruptcy, reorganization, arrangement, readjustment, dissolution, liquidation or similar proceedings by or against the Charterers;
(h)
any invalidity, unenforceability, lack of due authorization or other defects, or any failure or delay in performing or employing with any of the terms and provisions of this Charter or any of the Leasing Documents by any party to this Charter or any other person;

(i)	any enforcement or attempted enforcement by the Owners of their rights under this Charter or any of the Leasing Documents executed or to be executed pursuant to this Charter; or
(j)
any loss of use of the Vessel due to deficiency or default or strike of officers or crew, fire, breakdown, damage, accident, defective cargo or any other cause which would or might but for this provision have the effect of terminating or in any way affecting any obligation of the Charterers under this Charter.

36.5	Time of payment of the Charterhire, the Advance Charterhire and other payments by the Charterers shall be of the essence of this Charter and the other Leasing Documents.
36.6
All payments of the Charterhire, the Advance Charterhire and any other amounts payable under the Leasing Documents shall be made in Dollars, in same day available funds and by not later than 4:00pm (Shanghai time) on the due date therefor.

36.7	All Charterhire and any moneys payable hereunder shall be payable by the Charterers to the Owners to such account as the Owners may notify the Charterers in writing.
36.8	Payment of the Charterhire and the Advance Charterhire and other moneys hereunder shall be at the Charterers' risk until receipt by the Owners.
36.9	All stamp duty, value added tax, withholding or other taxes and import and export duties and all other similar types of charges which may be levied or assessed on or in connection with:
(a)	the operation of this Charter in respect of the hire and all other payments to be made pursuant to this Charter and the remittance thereof to the Owners; and
(b)	the import, export, purchase, delivery and re-delivery of the Vessel, shall be borne by the Charterers. The Charterers shall pay, if applicable, value added tax and other similar tax levied on any Charterhire and Advance Charterhire and other payments payable under this Charter by addition to, and at the time of payment of, such amounts.
36.10
Any payment of the Charterer Termination Purchase Price, the Owner Termination Purchase Price, the Special Termination Purchase Price, the Purchase Obligation Price or the Purchase Option Price (as the case may be) shall be made together with any other amount payable under this Charter.

36.11
If the Charterers fail to make any payment due under this Charter on the due date, they shall pay interest on such late payment at the default rate of two per cent. (2%) per annum plus the Interest Rate from the date on which such payment became due until the date of payment thereof.

36.12
All default interest and any other payments under this Charter which are of an annual or periodic nature shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and a 360 day year.

36.13	Any payment which is due to be made on a day which is not a Business Day, shall be made on the preceding Business Day in the same calendar month.
CLAUSE 37  — POSSESSION OF VESSEL
37.1
The Charterers shall not, without the prior written consent of the Owners, assign, mortgage or pledge the Vessel or any interest therein and shall not permit the creation of any Security Interest thereon other than the Permitted Security Interests.

37.2
The Charterers shall promptly notify any party (as the Owners may reasonably request), in writing that the Vessel is the property of the Owners and the Charterers shall provide the Owners with a copy of such written notification.

37.3
Other than in the circumstances specified in Clause 37.4, if the Vessel is arrested, seized, impounded, forfeited, detained or taken out of their possession or control (whether or not pursuant to any distress, execution or other legal process), the Charterers shall procure the immediate release of the Vessel (whether by providing bail or procuring the provision of security or otherwise do such lawful things as the circumstances may require) and shall (if such event will or is likely to exceed 20 days) immediately notify the Owners of such event and shall indemnify the Owners against all losses, costs or charges incurred by the Owners by reason thereof in re-taking possession or otherwise in re-acquiring the Vessel. Without prejudice to the generality of the foregoing, the Charterers agree to indemnify the Owners against all consequences or liabilities arising from the master, officers or agents signing bills of lading or other documents.

37.4
If the Vessel is arrested or otherwise detained solely because of the Owners' direct actions or omissions and for reasons which are not in any part a consequence of a Relevant Person's (or its affiliate's) contributory negligence and/or wilful misconduct, the Owners shall at their own expense take all reasonable steps to procure that within a reasonable time the Vessel is released, including the provision of bail.

37.5
The Charterers shall pay and discharge or cause any permitted sub-lessee of the Vessel, to pay and discharge all obligations and liabilities whatsoever which have given or may give rise to liens on or claims enforceable against the Vessel and take all steps to prevent an arrest (threatened or otherwise) of the Vessel.

CLAUSE 38   — INSURANCE
38.1	The Charterers shall procure that insurances are effected in form and substance satisfactory to the Owners:
(a)	in Dollars;
(b)
in the case of fire and usual hull and machinery, marine risks and war risks (including blocking and trapping), on an agreed value basis in an amount of at least the higher from time to time of one hundred and twenty per cent. (120%) of: (i) the aggregate of the then Outstanding Principal Balance; (ii) the Book Value; and (iii) the Market Value;

(c)	in the case of oil pollution liability risks for the Vessel, for an aggregate amount equal to the highest level of cover from time to time available under protection and indemnity club entry and in the international marine insurance market and for an amount of not less than $1,000,000,000;
(d)	in relation to protection and indemnity risks in respect of the full tonnage of the Vessel;
(e)
in the case of innocent Owners' interest insurance, lessor's additional perils (pollution) insurance, Mortgagees' interest insurance and Mortgages' additional perils (pollution) insurance, for an aggregate amount equal to at least the higher from time to time of one hundred and twenty percent. (120%) of: (i) the Outstanding Principal Balance; (ii) the Book Value; and (iii) the Market Value;

(f)	on terms acceptable to the Owners; and
(g)
through approved brokers and with first class international insurers and/or underwriters acceptable to the Owners (including having a Standard & Poor's rating of BBB+ or above, a Moody's rating of A or above or an AM Best rating of A- or above) or, in the case of war risks and protection and indemnity risks, in a war risks and protection and indemnity risks associations acceptable to the Owners (including being a member of the International Group of Protection and Indemnity Clubs).

38.2	In addition to the terms set out in Clause 13(a), the Charterers shall procure that the obligatory insurances shall:
(a)
subject always to paragraph (ii), name the Owners (and if applicable its financiers), the Approved Manager and the Charterers as the only named assureds unless the interest of every other named assured or co-assured is limited:

(i)	in respect of any obligatory insurances for hull and machinery and war risks;
(1)	to any provable out-of-pocket expenses that they have incurred and which form part of any recoverable claim on underwriters; and
(2)	to any third party liability claims where cover for such claims is provided by the policy (and then only in respect of discharge of any claims made against them); and
(ii)
in respect of any obligatory insurances for protection and indemnity risks, to any recoveries they are entitled to make by way of reimbursement following discharge of any third party liability claims made specifically against them, and every named assured or co-assured has undertaken in writing to the Owners or their financiers (in such form as they require) that any deductible shall be apportioned between the Charterers and every other named assured or co-assured in proportion to the gross claims made or paid by each of them and that they shall do all things necessary and provide all documents, evidence and information to enable the Owners and their financers (if any) in accordance with the terms of the loss payable clause, to collect or recover any moneys which at any time become payable in respect of the obligatory insurances;
(b)	whenever a financier of the Owners requires:
(i)
in respect of fire and other usual marine risks and war risks, name (or be amended to name) the same as additional named assured for their rights and interests, warranted no operational interest and with full waiver of rights of subrogation against such financiers, but without such financiers thereby being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance;

(ii)
in relation to protection and indemnity risks, name (or be amended to name) the same as additional insured or co-assured for their rights and interests to the extent permissible under the relevant protection and indemnity club rules; and

(iii)
name the Owners' financiers (as applicable) and the Owners (as applicable) as the first ranking loss payee and the second ranking loss payee respectively (and in the absence of any financiers, the Owners as first ranking loss payee) in accordance with the terms of the relevant loss payable clauses approved by the Owners' financiers and the Owners with such directions for payment in accordance with the terms of such relevant loss payable clause, as the Owners and their financiers (if any) may specify;

(c)
provide that all payments by or on behalf of the insurers under the obligatory insurances to the Owners and/or their financiers (as applicable) shall be made without set-off, counterclaim or deductions;

(d)	provide that such obligatory insurances shall be primary without right of contribution from other insurances which may be carried by the Owners or their financiers (if any);
(e)	provide that the Owners and/or their financiers (if any) may make proof of loss if the Charterers fail to do so; and
(f)
provide that if any obligatory insurance is cancelled, or if any substantial change is made in the coverage which adversely affects the interest of the Owners and/or their financiers (if or if any obligatory insurance is allowed to lapse for non-payment of premium, such cancellation, change or lapse shall not be effective with respect to the Owners and/or their financiers (if any) for thirty (30) days after receipt by the Owners and/or their financiers (if any) of prior written notice from the insurers of such cancellation, change or lapse.

38.3	The Charterers shall:
(a)
at least fourteen (14) days prior to Delivery (or such shorter period agreed by the parties), notify in writing the Owners (copied to their financiers (if any)) of the terms and conditions of all Insurances;

(b)
at least fourteen (14) days before the expiry of any obligatory insurance notify the Owners (copied to their financiers (if any)) of the brokers (or other insurers) and any protection and indemnity or war risks association through or with whom the Charterers propose to renew that obligatory insurance and of the proposed terms of renewal and obtain the Owners' approval to such matters;

(c)
at least seven (7) days before the expiry of any obligatory insurance, procure that such obligatory insurance is renewed or to be renewed on its expiry date in accordance with the provisions of this Charter;

(d)
procure that the approved brokers and/or the war risks and protection and indemnity associations with which such a renewal is effected shall promptly after the renewal or the effective date of the new insurance and protection and indemnity cover notify the Owners (copied to their financiers (if any)) in writing of the terms and conditions of the renewal; and

(e)
as soon as practicable after the expiry of any obligatory insurance, deliver to the Owners a letter of undertaking as required by this Charter in respect of such Insurances for the Vessel as renewed pursuant to this Clause 38.3 together with copies of the relevant policies or cover notes or entry certificates duly endorsed with the interest of the Owners and/or their financiers (if any).

38.4
The Charterers shall ensure that all insurance companies and/or underwriters, and/or (if any) insurance brokers provide the Owners with all policies, cover notes and certificates of entry relating to the obligatory insurances which they are to effect or renew and of a letter or letters or undertaking in a form required by the Owners and/or their financiers (if any) and including undertakings by the insurance companies and/or underwriters that:
(a)	they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment complying with the provisions of this Charter and the Financial Instruments;
(b)	they will hold the benefit of such policies and such insurances, to the order of the Owners and/or their financiers (if any) and/or such other party in accordance with the said loss payable clause;
(c)	they will advise the Owners and their financiers (if any) promptly of any material change to the terms of the obligatory insurances of which they are aware;
(d)
(i) they will indicate in the letters of undertaking that they will immediately notify the Owners and their financiers (if any) when any cancellation, charge or lapse of the relevant obligatory insurance occur and (ii) following a written application from the Owners and/or their financiers (if any) not later than one (1) month before the expiry of the obligatory insurances they will notify the Owners and their financiers (if any) not less than fourteen (14) days before the expiry of the obligatory insurances, in the event of their not having received notice of renewal instructions from the Charterers and, in the event of their receiving instructions to renew, they will promptly notify the Owners and their financiers (if any) of the terms of the instructions; and

(e)
if any of the obligatory insurances form part of any fleet cover, the Charterers shall procure that the insurance broker(s), or leading insurer, as the case may be, undertakes to the Owners and their financiers (if any) that such insurance broker or insurer will not set off against any sum recoverable in respect of a claim relating to the Vessel under such obligatory insurances any premiums due in respect of any other vessel under any fleet cover of which the Vessel forms a part or any premium due for other insurances, they waive any lien on the policies, or any sums received under them, which they might have in respect of such premiums, and they will not cancel such obligatory insurances by reason of non-payment of such premiums or other amounts, and will arrange for a separate policy to be issued in respect of the Vessel forthwith upon being so requested by the Owners and/or their financiers (if any) and where practicable.

38.5	The Charterers shall ensure that any protection and indemnity and/or war risks associations in which the Vessel is entered provides the Owners and their financiers (if any) with:
(a)	a copy of the certificate of entry for the Vessel as soon as such certificate of entry is issued;
(b)	a letter or letters of undertaking in such form as may be required by the Owners and their financiers (if any) or in such association's standard form; and
(c)
if applicable, a certified copy of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority in relation to the Vessel.

38.6	The Charterers shall ensure that all policies relating to obligatory insurances are deposited with the approved brokers through which the insurances are effected or renewed.
38.7	The Charterers shall procure that all premiums or other sums payable in respect of the obligatory insurances are punctually paid and produce all relevant receipts when so required by the Owners.
38.8	The Charterers shall ensure that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.

38.9
The Charterers shall neither do nor omit to do (nor permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable under an obligatory insurance repayable in whole or in part; and, in particular:

(a)
the Charterers shall procure that all necessary action is taken and all requirements are complied with which may from time to time be applicable to the obligatory insurances, and (without limiting the obligations contained in this Clause) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Owners have not given their prior approval (unless such exclusions or qualifications are made in accordance with the rules of a protection and indemnity association which is a member of the International Group of protection and indemnity associations);

(b)
the Charterers shall not make or permit any changes relating to the classification or classification society or manager or operator of the Vessel unless such changes have first been approved by the underwriters of the obligatory insurances or the Owners;

(c)
if applicable, the Charterers shall procure that all quarterly or other voyage declarations which may be required by the protection and indemnity risks association in which the Vessel is entered to maintain cover for trading to the United States of America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation) are made and the Charterers shall promptly provide the Owners with copies of such declarations and a copy of the certificate of financial responsibility; and

(d)
the Charterers shall not employ the Vessel, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.

38.10
The Charterers shall not make or agree to any alteration to the terms of any obligatory insurance nor waive any right relating to any obligatory insurance without the prior written consent of the Owners.

38.11
The Charterers shall not settle, compromise or abandon any claim under any obligatory insurance for a Total Loss or for a Major Casualty, and shall do all things necessary and provide all documents, evidence and information to enable the Owners to collect or recover any moneys which at any time become payable in respect of the obligatory insurances.

38.12	The Charterers shall provide the Owners, promptly upon the Owners' reasonable written request, copies of:
(a)	all communications between the Charterers and:
(i)	the approved brokers;
(ii)	the approved protection and indemnity and/or war risks associations; and
(iii)	the first class international insurers and/or underwriters, which relate directly or indirectly to:
(A)	the Charterers' obligations relating to the obligatory insurances including, without limitation, all requisite declarations and payments of additional premiums or calls; and
(B)	any credit arrangements made between the Charterers and any of the persons referred to in paragraphs (i) or (ii) relating wholly or partly to the effecting or maintenance of the obligatory insurances;

(b)	any communication with all parties involved in case of a daim under any of the Vessel's insurances.
38.13	The Charterers shall promptly provide the Owners (or any persons which they may designate) with any information which the Owners (or any such designated person) request for the purpose of:
(a)	obtaining or preparing any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or
(b)	effecting, maintaining or renewing any such insurances as are referred to in Clause 13(a) or dealing with or considering any matters relating to any such insurances.
38.14
If one or more of the obligatory insurances are not effected and maintained with first class international insurers or are effected with an insurance or captive subsidiary of the Owners or the Charterers, then the Charterers shall procure, at their own expense, that the relevant insurers maintain in full force and effect facultative reinsurances with reinsurers and through brokers, in each case, of recognised standing and acceptable in all respects to the Owners. Any reinsurance policy shall include, if and when permitted by law, a cut-through clause in a form acceptable to the Owners. The Charterers shall procure that underwriters of the primary insurances assign each reinsurance to the relevant financiers in full, if required.

38.15
The Charterers shall be solely responsible for and indemnify the Owners in respect of all loss or damage to the Vessel (insofar as the Owners shall not be reimbursed by the proceeds of any insurance in respect thereof) however caused occurring at any time or times before physical possession thereof is retaken by the Owners, reasonable wear and tear to the Vessel only excepted.

38.16	The Charterers shall:
(a)	reimburse the Owners any expenses incurred by the Owners in obtaining the reports described in Clause 38.13(a); and
(b)	procure that there is delivered to the insurance brokers described in Clause 38.13(a) such information in relation to the Insurances as such brokers may require.
38.17
The Charterers shall keep the Vessel insured at their expense against such other risks which the Owners or their financiers (if any) consider reasonable for a prudent shipowner or operator to insure against at the relevant time (as notified by the Owners) and which are, at that time, generally insured against by owners or operators of vessels similar to the Vessel.

CLAUSE 39  — WARRANTIES RELATING TO VESSEL
39.1
It is expressly agreed and acknowledged that the Owners are not the manufacturer or original supplier of the Vessel which has been purchased by the Owners from the Charterers as sellers pursuant to the MOA for the purpose of then chartering the Vessel to the Charterers hereunder and that no condition, term, warranty or representation of any kind is or has been given to the Charterers by or on behalf of the Owners in respect of the Vessel (or any part thereof).

39.2
All conditions, terms or warranties express or implied by the law relating to the specifications, quality, description, merchantability or fitness for any purpose of the Vessel (or any part thereof) or otherwise are hereby expressly excluded.

39.3
The Charterers agree and acknowledge that the Owners shall not be liable for any claim, loss, damage, expense or other liability of any kind or nature caused directly or indirectly by the Vessel or by any inadequacy thereof or the use or performance thereof or any repairs thereto or servicing thereof and the Charterers shall not by reason thereof be released from any liability to pay any Charterhire or the Advance Charterhire or other payment due under this Charter or the other Leasing Documents.
CLAUSE 40   — TERMINATION, REDELIVERY AND TOTAL LOSS
40.1	If:
(i)	the Charterer Termination Purchase Price becomes payable in accordance with Clause 44.2 or Clause 44.3; or
(ii)	the Owner Termination Purchase Price becomes payable in accordance with Clause 44A.1; or
(iii)	the Special Termination Purchase Price becomes payable in accordance with Clause 44B.1 or 44B.2, the same shall (in each such case) be payable in consideration of the purchase and transfer of the legal and beneficial title of the Vessel pursuant to Clause 40.4 and it is hereby agreed by the parties hereto that payment of the Charterer Termination Purchase Price, the Owner Termination Purchase Price or the Special Termination Purchase Price (as the case may be) shall not be construed as a penalty but shall represent an agreed estimate of the loss and damage suffered by the Owners in buying the Vessel and entering into this Charter upon the terms and conditions contained herein, in each case, at the request of the Charterers and shall therefore be paid as compensation to the Owners for early termination and acquisition of the Vessel by the Charterers.
40.2
Upon irrevocable receipt of the Charterer Termination Purchase Price, the Owner Termination Purchase Price or the Special Termination Purchase Price (as the case may be) by the Owners pursuant to Clause 40.1 in full, this Charter shall terminate.

40.3
(a)	If the Charterers fail to make any payment of the Charterer Termination Purchase Price or the Special Termination Purchase Price (as the case may be) on the due date therefor:
(i)	Clauses 36.11 and 36.12 shall apply; and
(ii)
the Charterers' right to possess and operate the Vessel shall immediately cease and (without in any way affecting the Charterers' obligation to pay the Charterer Termination Purchase Price or the Special Termination Purchase Price (as the case may be)) the Charterers shall, upon the Owners' request (at Owners' sole discretion), be obliged to immediately (and at the Charterers' own cost) redeliver the Vessel to the Owners at such ready and nearest safe port as the Owners may require; further and for the avoidance of doubt, the Owners shall be entitled (at Owners' sole discretion) to operate the Vessel as they may require and may create whatsoever interests thereon, including without limitation charterparties or any other form of employment contracts ("Post-enforcement interests"); and

(iii)	the Owners shall be entitled (at Owners' sole discretion) to sell the Vessel on terms they deem fit (an "Owners' Sale").
(b)
Prior to effecting an Owners' Sale, the Owners shall notify the Charterers in writing and the Charterers may within seven (7) Business Days thereafter submit to the Owners evidence (to the satisfaction of the Owners, acting reasonably) of a purchaser offering by way of a firm offer (subject to customary closing conditions and Owners' KYC investigation) (a "Charterers' Offer") an amount at least equal to the higher of (i) the purchase price contemplated by the Owners' Sale and (ii) the then current amount of the Charterer Termination Purchase Price or the Special Termination Price (as the case may be), in which case the Owners will use reasonable endeavours to enter into a memorandum of agreement (in a form acceptable to the Owners and the relevant counterparty buyer) pursuant to such Charterers' Offer.
(c)
Without prejudice to the other provisions of this Clause 40.3, the Charterers may at any time following the occurrence of any event set out in Clause 44.2, Clause 44.3 or Clause 448.1 or Clause 44.28 (as the case may be) submit to the Owners evidence (to the satisfaction of the Owners, acting reasonably) of a Charterers' Offer in an amount at least equal to the then current amount of the Charterer Termination Purchase Price or the Special Termination Purchase Price (as the case may be), in which case the Owners will use reasonable endeavours to enter into a memorandum of agreement (in a form acceptable to the Owners and the relevant counterparty buyer) pursuant to such Charterers' Offer.

(d)
The proceeds of any sale of the Vessel pursuant to Clause 40.3(a)(iii) or (b) or (c) shall be applied: (i) FIRSTLY, towards the Owners' direct costs incurred in relation to such sale; (ii) SECONDLY, towards payment of the outstanding Charterer Termination Purchase Price or Special Termination Purchase Price (as the case may be) and other sums then due and payable to the Owners under the Leasing Documents; and (iii) THIRDLY, any remaining balance to be paid to the Charterers subject to all actual and/or contingent liabilities incurred under any of the Leasing Documents being fully discharged; provided also in the case of an Owners' Sale that if such proceeds are not in an amount sufficient to discharge in full the aggregate amounts due to the Owners under (i) and (ii), the Charterers shall continue to be liable for the shortfall.

40.4
Concurrently with the Owners receiving irrevocable payment of the Charterer Termination Purchase Price, the Owner Termination Purchase Price or the Special Termination Purchase Price (as the case may be) in full pursuant to the terms of this Charter, the Owners shall (save in the event of Total Loss or where ownership has already been or agreed to be transferred pursuant to Clause 40.3) transfer the legal and beneficial ownership of the Vessel on an "as is where is" basis (and, for the avoidance of doubt but without prejudice to Clause 49.1(b), subject to any Post-enforcement Interests), and otherwise in accordance with the terms and conditions set out at Clause 49.1(a) and (b)), to the Charterers or their nominees and shall (at Charterers' cost) execute a bill of sale and a protocol of delivery and acceptance evidencing the same and any other document strictly necessary to transfer the title of the Vessel to the Charterers (and to the extent required for such purposes, the Vessel shall be deemed first to have been redelivered to the Owners).

40.5
The Charterers hereby undertake to indemnify the Owners against any claims incurred in relation to the Vessel as a result of the Charterers' action or performance prior to such transfer of ownership. Any taxes, notarial, consular and other costs, charges and expenses connected with closing of the Owners' register shall be for the Charterers' account.

40.6
If the Charterers are required to redeliver the Vessel to the Owners pursuant to Clause 40.3, the Charterers shall ensure that the Vessel shall, at the time of redelivery to the Owners (at Charterers' cost and expense):

(a)	be in compliance with its Insurances;
(b)
be in an equivalent classification as she was as at the Commencement Date without any recommendation or condition, and with valid, unextended certificates for not less than six (6) months and free of average damage affecting the Vessel's classification and in the same or as good structure, state, condition and classification as that in which she was deemed on the Commencement Date, fair wear and tear not affecting the Vessel's classification excepted;

(c)
have passed her 5-year and if applicable, 10-year special surveys, and subsequent second intermediate surveys and drydock at the Charterers' time and expense without any condition or outstanding issue and to the satisfaction of the Classification Society and with all the Vessel's classification, trading, national and international certificates that the Vessel had when she was delivered under this Charter and the log book and whatsoever necessary relating to the operation of the Vessel, valid and un-extended without conditions or recommendation falling due;
(d)	have her survey cycles up to date and trading and classification certificate valid for at least six (6) months;
(e)
be redelivered to the Owners together with all spare parts and spare equipment as were on board at the time of Delivery, and any such spare parts and spare equipment on board at the time of re-delivery shall be taken over by the Owners free of charge;

(f)	be free of any cargo and Security Interest (save for the Security Interests granted pursuant to the Financial Instruments);
(g)
be redelivered to the Owners together with all material information generated during the Charter Period in respect of the use, possession, operation, navigation and the physical condition of the Vessel, whether or not such information is contained in the Charterers' equipment, computer or property;

(h)	be free of any charter (unless the Owners wish to retain the continuance of any then existing charter;
(i)	be free of officers and crew (unless otherwise agreed by the Owners); and
(j)	shall have had her underwater parts treated with ample anti-fouling to last for the ensuing period up to the next scheduled dry docking of the Vessel.
40.7
The Owners shall, at the time of the redelivery of the Vessel, take over all bunkers, lubricating oil, unbroached provisions, paints, ropes and other consumable stores in the Vessel at no cost to the Owners.

40.8	If the Vessel, for any reason, becomes a Total Loss after Delivery, the Charterers shall pay the Special Termination Purchase Price to the Owners on the earlier of:
(a)	the date falling one hundred and twenty (120) days after such Total Loss has occurred; and
(b)	the date of receipt by the Owners and/or their financers (if any), in accordance with the terms of the relevant loss payable clause, of the proceeds of insurance relating to such Total Loss, provided that it is hereby agreed that any insurance proceeds in respect of the Vessel received by the Owners shall be applied in or towards discharging the Charterers' obligation to pay the Special Termination Purchase Price and any interest accrued thereon (and such application shall be deemed satisfaction of the Charterers' obligation to pay the Special Termination Purchase Price to the extent so satisfied) and in the event that the insurance proceeds received from the insurers exceed the Special Termination Purchase Price due (and any interest accrued thereon), the excess shall be paid to the Charterers by way of rebate of hire.
For the avoidance of doubt, in the event that the Vessel becomes a Total Loss:
(A)
payment of the Charterhire and all other sums payable under the Leasing Documents during such period shall continue to be made by the Charterers in accordance with the terms thereof unless and until the Owners receive in full the Special Termination Purchase Price;

(B)
should insurance proceeds be received by the Owners from the insurers, the Charterers' obligations to pay the Special Termination Purchase Price shall be accordingly reduced by an amount corresponding to such insurance proceeds but in the event that such insurance proceeds are less than the amount of the Special Termination Purchase Price together with any interest accrued thereon, the

Charterers shall remain obliged to pay to the Owners the balance so that the full amount of the Special Termination Purchase Price due together with any interest accrued thereon is received by the Owners; and
(C)
the obligation of the Charterers to pay the Special Termination Purchase Price shall remain unaffected and exist regardless of whether any of the insurers have agreed or refused to meet or has disputed in good faith, the claim for Total Loss.

40.9	The Owners shall have no obligation to supply to the Charterers with a replacement vessel following the occurrence of a Total Loss.
CLAUSE 41  — FEES AND EXPENSES
41.1
In consideration of the Owners entering into this Charter, the Charterers shall pay to the Owners or their nominee a non-refundable arrangement fee equal to one per cent. (1%) of the Financing Amount which shall be payable on or before and actually received by the Owners or their nominee not later than two (2) Banking Days prior to the Preposition Date.

41.2	Without prejudice to any other rights of the Owners under this Agreement, the Charterers shall pay to the Owners within five (5) Business Days of written demand on a full indemnity basis:
(a)
all properly documented costs, charges and expenses incurred by the Owners in collecting any Charterhire or Advance Charterhire or other payments not paid on the due date under this Charter and in remedying any other failure of the Charterers to observe the terms and conditions of this Charter; and

(b)
all properly documented costs and expenses (including, but not limited to, legal costs) incurred by the Owners in the negotiation and execution of all documentation in relation to this Charter and the other Leasing Documents including, but not limited to, all costs incurred by the Owners and all legal costs, expenses and other disbursements incurred by the Owners' legal counsels in connection with the same (including in connection with the Relevant Transaction Amendments, the "Relevant Transaction Costs").

CLAUSE 42  —  NO WAIVER OF RIGHTS
42.1
No neglect, delay or indulgence on the part of either party in enforcing the terms and conditions of this Charter shall prejudice the strict rights of that party or be construed as a waiver thereof nor shall any single or partial exercise of any right of either party preclude any other or further exercise thereof.

42.2	No right or remedy conferred upon either party by this Charter shall be exclusive of any other right or remedy provided for herein or by law and all such rights and remedies shall be cumulative.
CLAUSE 43  —  NOTICES
43.1
Any notice, certificate, demand or other communication to be served, given made or sent under or in relation to this Charter shall be in English and in writing and (without prejudice to any other valid method or giving making or sending the same) shall be deemed sufficiently given or made or sent if sent by registered post, fax or by email to the following respective addresses:

(A)	to the Owners:	SEA 46 LEASING CO. LIMITED c/o CMB FINANCIAL LEASING CO., LTD. Attention: Wang Wei Email: wangwei17@cmbchina.com Tel: +8621 61061735 Fax:+8621 61059911*1735

(B)	to the Charterers:	ORION OWNERS INC. c/o TMS BULKERS LTD. Attention: Mr. Dimitris Glynos Email: finance@tms-management.org Tel: +30 216 2006213 Fax: +30 210 8090205 or, if a party hereto changes its address or fax number, to such other address or fax number as that party may notify to the other.
CLAUSE 44  — TERMINATION EVENTS
44.1	The Owners and the Charterers hereby agree that any of the following events shall constitute a Termination Event:
(a)
the Charterers fail to make any payment on its due date under this Charter or any other Leasing Document to which they are a party or the Guarantor (or New Guarantor or New Shareholder, if applicable) fails to make any payment on its due date under the Leasing Documents to which it is a party and in each case, such non-payment fails to be rectified within five (5) Business Days of the relevant due date; or

(b)
the Charterers breach or omit to observe or perform any of their undertakings in Clause Clause 46.1(j), Clause 46.1(m), Clause 46.1(n), Clause 46.1(o), Clause 46.1(r) or Clause 46.1(v) or the Guarantor breaches or omits to observe or perform its financial covenants contained in Clause 11.15 (or any New Guarantor so does in respect of any replacement thereof in accordance with Clause 14 of the Guarantee) of the Guarantee; or the Charterers fail to obtain and/or maintain the Insurances required under Clause 38 in accordance with the provisions thereof or any insurer in respect of such Insurances cancels the insurances or disclaims liability with respect thereto; or

(c)
the Charterers and/or a Guarantor (or New Guarantor or New Shareholder, if applicable) commits any other breach of, or omits to observe or perform, any of their other obligations or undertakings in this Charter or any Leasing Document (other than a breach referred to in paragraph (a) or (b) above) unless such breach or omission is, in the opinion of the Owners (acting reasonably), remediable and the Charterers remedy and/or the Guarantor (or New Guarantor or New Shareholder, if applicable) remedies such breach or omission to the satisfaction of the Owners within twenty (20) Business Days of notice thereof from the or

(d)
any breach by either the Charterers or the Guarantor (or New Guarantor or New Shareholder, if applicable) occurs of any provision of this Charter or any other Leasing Document (other than a breach falling within paragraph (a), (b) or (c)); or

(e)
any representation or warranty made by the Charterers or the Guarantor (or New Guarantor or New Shareholder, if applicable) or the Approved Manager in or pursuant to any Leasing Document proves to be untrue or misleading; or

(f)	any of the following occurs in relation to any Financial Indebtedness of a Relevant Person other than the Approved Manager:

(i)	any Financial Indebtedness of such Relevant Person is not paid when due or, if so payable, on demand after any applicable grace period has expired; or
(ii)
any Financial Indebtedness of such Relevant Person becomes due and payable, or capable of being declared due and payable, prior to its stated maturity date as a consequence of any event of default and not as a consequence of the exercise of any voluntary right of prepayment; or

(iii)
a lease, hire purchase agreement or charter creating any Financial Indebtedness of such Relevant Person is terminated by the lessor or owner as a consequence of any termination event or event of default (howsoever defined); or

(iv)
any overdraft, loan, note issuance, acceptance credit, letter of credit, guarantee, foreign exchange or other facility, or any swap or other derivative contract or transaction, relating to any Financial Indebtedness of such Relevant Person ceases to be available or becomes capable of being terminated or declared due and payable or cash cover is required or becomes capable of being required, as a result of any termination event or event of default (howsoever defined), provided that no Termination Event will occur under this paragraph (f) of Clause 44.1 in respect of the Guarantor if the aggregate amount of Financial Indebtedness falling within sub-paragraphs (i) to (iv) above is less than $7,000,000 (or its equivalent in any other currency); or
(g)	any of the following occurs in relation to a Relevant Person other than the Approved Manager:
(i)	such Relevant Person becomes, in the opinion of the Owners, unable to pay their debts as they fall due; or
(ii)	the value of its assets is less than its liabilities (taking into account contingent and prospective liabilities); or
(iii)
any assets of the Charterers or Guarantor (or New Guarantor or New Shareholder, if applicable) or the Vessel are subject to any form of execution, attachment, arrest, sequestration or distress which is not discharged within thirty (30) days (unless otherwise agreed by the Owners and the Charterers); or

(iv)
any administrative or other receiver is appointed over all or a substantial part of the assets of such Relevant Person unless as part of a solvent reorganisation which has been approved by the Owners; or

(v)
such Relevant Person makes any formal declaration of bankruptcy or any formal statement to the effect that they are insolvent or likely to become insolvent, or a winding up or administration order is made in relation to such Relevant Person, or the members or directors of such Relevant Person pass a resolution to the effect that they should be wound up, placed in administration or cease to carry on business; or

(vi)
a petition is presented in any Relevant Jurisdiction for the winding up or administration, or the appointment of a provisional liquidator, of such Relevant Person unless the petition is being contested in good faith and on substantial grounds and is dismissed or withdrawn within forty-five (45) days of the presentation of the petition; or

(vii)
such Relevant Person petitions a court, or presents any proposal for, any form of judicial or non-judicial suspension or deferral of payments, reorganisation of their debt (or certain of their debt) or arrangement with all or a substantial proportion (by number or value) of their creditors or of any class of them or any such suspension or deferral of payments, reorganisation or arrangement is effected by court order, contract or otherwise; or
(viii)
any meeting of the members or directors of such Relevant Person is summoned for the purpose of considering a resolution or proposal to authorise or take any action of a type described in paragraph (iii), (iv), (v) or (vi); or

(ix)
in a country other than England and Wales, any event occurs or any procedure is commenced which, in the opinion of the Owners, is similar to any of the foregoing referred to in (ii) to (vii) above inclusive; or

(x)	any expropriation, attachment, sequestration, distress or execution (or any analogous process in any jurisdiction) affects any asset or assets of such Relevant Person; or
(h)	a Relevant Person suspends or ceases or threatens to suspend or cease carrying on its or
(i)
any consent, approval, authorisation, license or permit necessary to enable the Charterers to operate or charter the Vessel to enable them to comply with any provision of any Leasing Document, as the case may be, to ensure that the obligations of the Charterers are legal, valid, binding or enforceable is not granted, expires without being renewed, is revoked or becomes liable to revocation or any condition of such a consent, approval, authorisation, license or permit is not fulfilled; or

(j)	any event or circumstance occurs which has or is reasonably likely to have a Material Adverse Effect; or
(k)
this Charter or any Leasing Document or any Security Interest created by a Leasing Document is cancelled, terminated, rescinded or suspended or otherwise ceases to remain in full force and effect for any reason or no longer constitutes valid, binding and enforceable obligations of any party to that document for any reason whatsoever; or

(l)	a Relevant Person rescinds or purports to rescind or repudiates or purports to repudiate a Leasing Document; or
(m)	the Security Interest constituted by any Leasing Document is in any way imperilled or in jeopardy; or
(n)	the Vessel is not delivered latest by the Cancelling Date; or
(o)	subject to Clause 14 of the Guarantee:
(i)	there is a merger, amalgamation, demerger or corporate reconstruction of a Relevant Person; or
(ii)	the Guarantor is de-listed from the NASDAQ Composite; or
(p)	otherwise than in accordance with Clause 14 of the Guarantee, there is a Change of a Change of Shareholder or a Change of Control.
44.2
Subject to Clause 44.3 below, upon the occurrence of a Termination Event which is continuing (other than pursuant to Clause 44.1(g), in which case Clause 44.3 shall apply), the Owners shall notify the Charterers of occurrence of the same (the "Termination Event Notice") whereupon the Charterers may, within three (3) Business Days of the date of the Termination Event provide to the Owners a written notice advising the Owners of their intention to pay the Charterer Termination Purchase Price to the Owners and terminate this Charter in accordance with the procedures set out in Clause 40.

44.3
If the Charterers do not notify the Owners of their intention to terminate this Charter pursuant to Clause 44.2 within three (3) Business Days of the date of the Termination Event Notice, or a Termination Event is continuing pursuant to Clause 44.1(g), then the Owners shall be entitled, provided the Termination Event is continuing, by notice to the Charterers to require the Charterers to pay the Charterer Termination Purchase Price to the Owners and to terminate this Charter in accordance with the procedures set out in Clause 40.

44.4
For the avoidance of doubt, notwithstanding any action taken by the Owners following a Termination Event, the Charterers shall remain liable for the outstanding obligations on their part to be performed under this Charter.

44.5
Without limiting the generality of the foregoing or any other rights of the Owners, upon the occurrence of a Termination Event which is continuing, the Owners shall have the sole and exclusive right and power to (i) settle, compromise, compound, adjust or defend any actions, suits or proceedings relating to or pertaining to the Vessel and this Charter, (ii) make proof of loss, appear in and prosecute any action arising from any policy or policies of insurance maintained pursuant to this Charter, and settle, adjust or compromise any claims for loss, damage or destruction under, or take any other action in respect of, any such policy or policies and (iii) change or appoint a new manager for the Vessel other than the Approved Manager and the appointment of the Approved Manager may be terminated immediately without any recourse to the Owners.

CLAUSE 44A — OWNERS' DEFAULT
44A.1
If an arrest or detention of the Vessel pursuant to Clause 37.4 exceeds forty-five (45) days, the Charterers may notify the Owners of their intention to pay the Owner Termination Purchase Price to the Owners and terminate this Charter in accordance with the procedures set out in Clause 40.

44A.2
Upon the termination of this Charter pursuant to the procedure set out in Clause 44A.1, any liabilities and obligations of the Owners to the Charterers under the Leasing Documents, at law or otherwise shall be extinguished and fully discharged and it is agreed between the parties hereto that the Charterers' remedies in respect of any breach by the Owners of the Leasing Documents shall be limited to those set out in this Clause 44A.

CLAUSE 44B — MANDATORY SALE
44B.1
If it becomes unlawful in any applicable jurisdiction for the Owners to perform any of their obligations as contemplated by this Charter or the MOA or the financiers to perform their obligations under the Financial Instruments, the Owners shall notify the Charterers of this event and the Charterers shall be required to pay the Special Termination Purchase Price to the Owners on the next Payment Date following such notice by the Owners or, if earlier, the date specified by the Owners in the notice delivered to the Charterers (being no earlier than the last day of any applicable grace period permitted by law), and this Charter shall terminate in accordance with the procedures set out in Clause 40.

44B.2	If it is or has become:
(i)
unlawful or prohibited, whether as a result of the introduction of a new law, an amendment to an existing law or a change in the manner in which an existing law is or will be interpreted or applied; or

(ii)	contrary to, or inconsistent with, any regulation,
for any Relevant Person to maintain or give effect to any of its obligations under this Charter or any of the other Leasing Documents to which it is a party in the manner it is contemplated under such Leasing Document or any of the obligations of such Relevant Person under any Leasing Document to which it is a party are not or cease to be legal, valid, binding and enforceable, the Charterers shall be required to pay the Special Termination Purchase Price to the Owners on the next Payment Date following such occurrence or, if earlier, a date specified by the Owners (being no earlier than the last day of any applicable grace period permitted by law), and this Charter shall terminate in accordance with the procedures set out in Clause 40.
CLAUSE 45  — REPRESENTATIONS AND WARRANTIES
45.1	The Charterers represent and warrant to the Owners as of the date of this Charter, and on each day henceforth until the last day of the Security Period, as follows:
(a)	subject to Clause 14 of the Guarantee, the Charterers are legally and beneficially wholly indirectly owned and controlled by the Guarantor;
(b)
subject to Clause 14 of the Guarantee, the Guarantor is controlled by the Permitted Holders and is listed on the NASDAQ Composite and its shares are trading in accordance with all applicable laws and regulations;

(c)	each Relevant Person is duly incorporated and validly existing under the laws of its jurisdiction of its incorporation;
(d)	each Relevant Person has the corporate capacity, and has taken all corporate actions and obtained all consents, approvals, authorisations, licenses or permits necessary for it:
(i)	to execute each of the Leasing Documents to which it is a party; and
(ii)	to comply with and perform its obligations under each of the Leasing Documents to which it is a party;
(e)	all the consents, approvals, authorisations, licenses or permits referred to in Clause 45.1(d) remain in force and nothing has occurred which makes any of them liable to revocation;
(f)
each of the Leasing Documents to which a Relevant Person is a party constitutes such Relevant Person's legal, valid and binding obligations enforceable against such party in accordance with its respective terms and any relevant insolvency laws affecting creditors' rights generally;

(g)
no third party has any Security Interest, other than the Permitted Security Interests, or any other interest, right or claim over, in or in relation to the Vessel, this Charter or any moneys payable hereunder and/or any of the other Leasing Documents;

(h)
all payments which a Relevant Person is liable to make under any Leasing Document to which such Relevant Person is a party may be made by such party without deduction or withholding for or on account of any tax payable under the laws of the jurisdiction of incorporation;

(i)
other than as disclosed in the public filings of the Guarantor (and, in the case of legal or administrative actions commenced or taken as at the date of the Guarantee, brought to the attention of the Owners) or otherwise notified to the Owner under Clause 46.1(c), no legal or administrative action involving a Relevant Person (other than the Approved Manager, except to the extent the same concerns the Vessel) has been commenced or taken which would have required notification to the Owners under Clause 46.1(c);

(j)
each Relevant Person has paid all taxes applicable to, or imposed on or in relation to it, its business or if applicable, the Vessel, except for those being contested in good faith with adequate reserves;

(k)
the choice of governing law as stated in each Leasing Document to which a Relevant Person is party to and the agreement by such party to refer disputes to the relevant courts or tribunals as stated in such Leasing Document are valid and binding against such Relevant Person;

(l)
no Relevant Person nor any of their assets are entitled to immunity on the grounds of sovereignty or otherwise from any legal action or proceeding (which shall include, without limitation, suit, attachment prior to judgment, execution or other enforcement);

(m)
the obligations of each Relevant Person under each Leasing Document to which it is a party, are the direct, general and unconditional obligations of such Relevant Person and rank at least pari passu with all other present and future unsecured and unsubordinated creditors of such Relevant Person save for any obligation which is mandatorily preferred by law and not by virtue of any contract;

(n)	no Relevant Person is a US Tax Obligor, and no Relevant Person has established a place of business in the United Kingdom or the United States of America;
(o)	no Relevant Person nor any of their respective directors, officers, or employees is a Restricted Person;
(p)
(i)
each Relevant Person and their respective directors, officers, and employees is in compliance with all Sanctions laws, and none of them have been or are currently being investigated on compliance with Sanctions, they have not received notice or are aware of any claim, action, suit or proceeding against any of them with respect to Sanctions and they have not taken any action to evade the application of Sanctions;

(ii)
no Relevant Person is in breach of any Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and/or Business Ethics Laws and, to the extent required by applicable law, each Relevant Person has instituted and maintained systems, controls, policies and procedures designed to:

(A)	prevent and detect incidences of bribery and corruption, money laundering and terrorism financing; and
(B)
promote and achieve compliance with Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and Business Ethics Laws including, but not limited to, ensuring thorough and accurate books and records, and utilization of best efforts to ensure that Affiliates acting on behalf of a Relevant Person shall act in compliance with Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and Business Ethics Laws;

(q)
all Environmental Laws relating to the ownership, operation and management of the Vessel and the business of the each Relevant Person (as now conducted and as reasonably anticipated to be conducted in the future) have been complied with;

(r)	no Environmental Claim has been made or threatened against any Relevant Person or otherwise in connection with the Vessel;
(s)	no Environmental Incident has occurred and no person has claimed that an Environmental Incident has occurred;
(t)
neither the Charterers nor the Guarantor (or New Guarantor ,or New Shareholder, if is insolvent or in liquidation or administration or subject to any other formal or informal insolvency procedure, and no receiver, administrative receiver, administrator, liquidator, trustee or analogous officer has been appointed in respect of the Charterers or the Guarantor (or New Guarantor or New Shareholder, if applicable) or all or material part of their assets;

(u)	no Termination Event or Potential Termination Event is continuing or might reasonably be expected to result from the entry into and performance of this Charter or any other Leasing Document; and

(v)
any factual information provided by the Charterers (or on their behalf) to the Owners was true and accurate in all material respects as at the date it was provided or as the date at which such information was stated.

45.2	The Owners represent and warrant to the Charterers as of the date of this Charter, and on each day henceforth until the last day of the Charter Period, as follows:
(a)	the Owners are duly incorporated and validly existing under the laws of Hong Kong;
(b)	the Owners have the corporate capacity, and have taken all corporate actions and obtained all consents, approvals, authorisations, licenses or permits necessary for them:
(i)	to execute each of the Leasing Documents to which they are party; and
(ii)	to comply with and perform their obligations under each of the Leasing Documents to which they are party;
(c)	all the consents, approvals, authorisations, licenses or permits referred to in (b) remain in force and nothing has occurred which makes any of them liable to revocation;
(d)
neither the Owners nor any of their assets are entitled to immunity on the grounds of sovereignty or otherwise from any legal action or proceeding (including, without limitation, set-off, suit, attachment prior to judgment, execution or other enforcement); and

(e)
the Owners are not insolvent or in liquidation or administration or subject to any other formal or informal insolvency procedure, and no receiver, administrative receive, administrator, liquidator, trustee or analogous officer has been appointed in respect of the Owners or all or a material part of their assets.

CLAUSE 46  — CHARTERERS' UNDERTAKINGS
46.1	The Charterers undertake that they shall comply or procure compliance with the following undertakings commencing from the date of this Charter and up to the last day of the Security Period:
(a)	there shall be sent to the Owners:
(i)	as soon as possible, but in no event later than one hundred and twenty (120) days after the end of each financial year of the Charterers, the unaudited annual accounts of the Charterers; and
(ii)
as soon as possible, but in no event later than ninety (90) days after the end of each financial half-year of the Charterers, the semi-annually accounts of the Charterers,

and the Charterers will procure that the Guarantor complies with Clause 11.3 of the Guarantee (and that any New Guarantor so does in respect of any replacement thereof in accordance with Clause 14 of the Guarantee);

(b)
they will provide to the Owners, promptly at the Owners' request, copies of all notices and minutes relating to any of their extraordinary shareholders' meeting which are despatched to the Charterers' and a Guarantor's respective shareholders or creditors or any class of them;

(c)
unless otherwise disclosed in the public filings of the Guarantor (and to the extent concerning the Vessel, brought to the attention of the Owner), they will provide or will procure that each other Relevant Person (other than the Approved Manager, except to the extent the same concerns the Vessel) provides the Owners with details of any legal or administrative action involving such Relevant Person or the Vessel that, if adversely determined, is likely to have a

Material Adverse Effect as soon as such action is instituted or it becomes apparent is likely to be instituted and is likely to have a Material Adverse Effect;
(d)
they will, and will procure that each other Relevant Person obtains and promptly renews or procure the obtainment or renewal of and provide copies of, from time to time, any necessary consents, approvals, authorisations, licenses or permits of any regulatory body or authority for the transactions contemplated under each Leasing Document to which it is a party (including without limitation to sell, charter and operate the Vessel);

(e)
they will not, and will procure that each other Relevant Person will not, create, assume or permit to exist any Security Interest of any kind upon any Leasing Document or any asset subject thereto to which such Relevant Person is a party, and if applicable, the Vessel, in each case other than the Permitted Security Interests;

(f)	they will at their own cost, and will procure that each other Relevant Person will:
(i)
do all that such Relevant Person reasonably can to ensure that any Leasing Document to which such Relevant Person is a party validly creates the obligations and the Security Interests which such Relevant Person purports to create; and

(ii)
without limiting the generality of paragraph (i), promptly register, file, record or enrol any Leasing Document to which such Relevant Person is a party with any court or authority in all Relevant Jurisdictions, pay any stamp duty, registration or similar tax in all Relevant Jurisdictions in respect of any Leasing Document to which such Relevant Person is a party, give any notice or take any other step which, is or has become necessary or desirable for any such Leasing Document to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any Security Interest which such Relevant Person creates;

(g)	they will, and will procure that each other Relevant Person will, notify the Owners immediately of the occurrence of:
(i)	any damage and/or alteration caused to the Vessel by any reason whatsoever which results, or may be expected to result, in repairs on the Vessel which exceed $1,000,000; and
(ii)
any Potential Termination Event or a Termination Event,

and will keep the Owners fully up-to-date with all developments and the Charterers will, if so requested by the Owners, provide any such certificate signed by its authorised signatory, confirming that there exists no Potential Termination Event or Termination Event;

(h)	they will, and will procure that each other Relevant Person will, as soon as practicable after receiving the request, provide the Owners with any additional financial or other information relating:
(i)	to themselves and/or the Vessel (including, but not limited to the condition and location of the Vessel); or
(ii)	to any other matter relevant to, or to any provision of any Leasing Document to which it is a party, which may be reasonably requested by the Owners at any time;
(i)
without prejudice to Clause 46.1(m), comply, or procure compliance, and will procure that each other Relevant Person will comply or procure compliance, with all laws or regulations relating to the Vessel and its construction, ownership, employment, operation, management and registration, including the ISM Code, the ISPS Code, all Environmental Laws and the laws of the Vessel's registry;
(j)	the Vessel shall be classed with the Classification Society and shall be free of all overdue recommendations and requirements;
(k)	they will ensure and procure that:
(i)	the Market Value of the Vessel shall be ascertained from time to time in the following circumstances:
(aa)	once every six-monthly period during a calendar year in the absence of a Termination Event;
(bb)	upon the occurrence of a Potential Termination Event or a Termination Event which is continuing, at any time at the request of the Owners; and
(cc)
at any time at the request of the Owners if, in the absence of a Termination Event, the Owners have determined that the Market Value of the Vessel falls below an amount equal to one hundred and twenty per cent. (120%) of the aggregate of the Outstanding Principal Balance, with the Initial Market Value to be established no earlier than twenty (20) days prior to the Commencement Date; and

(ii)	the Charterers shall pay the amount of the fees and expenses incurred by the Owners in connection with any matter arising out of this Clause;
(l)	they will notify the Owners immediately of:
(i)
any Environmental Claim made against the Charterers in connection with the Vessel, or any Environmental Incident (in excess of US$1,000,000), arrest or detention of the Vessel (that will or is likely to exceed 20 days), any exercise or purported exercise of any lien on that Vessel or its Earnings or any requisition of that Vessel for hire; and

(ii)	any casualty or occurrence as a result of which the Vessel has become or is, by the passing of time or otherwise, likely to become, a Major Casualty;
(m)
they shall comply, and shall procure that each other Relevant Person complies, with all laws and regulations in respect of Sanctions, and in particular, they shall ensure that the Charterers, shall effect and maintain a sanctions compliance policy to ensure compliance with all such laws and regulations implemented from time to time;

(n)
the Vessel shall not be employed, operated or managed in any manner which (i) is contrary to any Sanctions and in particular, the Vessel shall not be used by or to benefit any party which is a target of Sanctions and/or is a Restricted Person or trade to any area or country where trading the Vessel to such area or country would constitute or reasonably be expected to constitute a breach of any Sanctions or published boycotts imposed by any of the United Nations, the European Union, the United States of America, the United Kingdom or the People's Republic of China; (ii) would result or reasonably be expected to result in any Relevant Person or the Owners becoming a Restricted Person; or (iii) would trigger the operation of any sanctions limitation or exclusion clause in any insurance documentation;

(o)
(i)
they will, and will procure that each other Relevant Person will, promptly notify the Owners of any non-compliance by any Relevant Person or their respective officers, directors, or employees with all laws and regulations relating to Sanctions, Anti-

Money Laundering Laws, Anti-Terrorism Financing Laws and/or Business Ethics Laws (including but not limited to notifying the Owners in writing immediately upon being aware that any Relevant Person or their respective shareholders, directors, officers or employees is a Restricted Person or has otherwise become a target of Sanctions) as well as provide all information (once available) in relation to its business and operations which may be relevant for the purposes of ascertaining whether any of the aforesaid parties are in compliance with such laws;
(ii)	they shall, and shall procure that each other Relevant Person and their respective officers, directors and employees, will:
(A)	comply with all Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and Business Ethics Laws;
(B)
to the extent required by applicable law, maintain systems, controls, policies and procedures designed to promote and achieve ongoing compliance with Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and Business Ethics Laws;

(C)
in respect of the Charterers, not use, or permit or authorize any person to directly or indirectly use, the Financing Amount for any purpose that would breach any Anti-Money Laundering Laws, Anti-Terrorism Financing Laws or Business Ethics Laws; and

(iii)
not lend, invest, contribute or otherwise make available the Financing Amount to or for any other person in a manner which would result in a violation of Anti-Money Laundering Laws, Anti-Terrorism Financing Laws or Business Ethics Laws;

(p)
they shall not appoint or permit to be appointed any manager of the Vessel unless it is the Approved Manager appointed on terms acceptable to the Owners and such Approved Manager has (prior to accepting its appointment) entered into a Manager's Undertaking;

(q)	they shall ensure that:
(i)	all Earnings and any other amounts received by them in connection with the Vessel are paid in accordance with Clause 4 of the General Assignment; and
(ii)	all operating expenses in connection with the Vessel are paid from the Earnings Account;
(r)
if at any time during the Security Period the Market Value of the Vessel falls below an amount equal to one hundred and twenty per cent. (120%) of the Outstanding Principal Balance the Charterers shall, upon request, promptly and in any event not later than the date falling thirty (30) days after the Owners notify them of such circumstance:

(i)	prepay such part of the Charterhire Principal Balance and such prepayment should be applied pro rata against the Outstanding Principal Balance so as to eliminate the shortfall; and/or
(ii)
provide, or ensure that a third party will provide, additional security which is acceptable to the Owners and has a net realisable value at least equal to the shortfall and which is documented in such terms as the Owners may approve or require;

(s)
upon request, they will provide or they will procure to be provided to the Owners the report(s) of the survey(s) conducted pursuant to Clause 7 of this Charter in form and substance satisfactory to the Owners;

(t)	they shall:

(i)	only sub-charter the Vessel on a bareboat charter basis in accordance with Clause 22;
(ii)
only sub-charter the Vessel on a time charter basis or enter the Vessel into a pooling arrangement or any other form of employment contract for a period not exceeding twelve (12) months (inclusive of options to renew) unless with the prior approval of the Owners and in which case on condition that any sub-charter or pooling arrangement or any other form of employment contract exceeding twelve (12) months (inclusive of options to renew) is assigned by the Charterers in favour of the Owners in form and substance satisfactory to the Owners (provided that in the case of a pooling arrangement it is not assignable and cannot be rendered so by commercially reasonable endeavours, an arrangement (in form and substance satisfactory to the Owners) conferring on the Owners similar rights in respect of the Earnings and employment of the Vessel may be entered into in substitute);

(u)
subject to Clause 14 of the Guarantee and except as otherwise permitted by the Leasing Documents, they will not, and will procure that no Relevant Person (other than the Approved Manager) (except in the case of the Guarantor, unless it would not have a Material Adverse Effect) will:

(i)
transfer, lease or otherwise dispose of all or a substantial part of their respective assets (or any of their assets, in the case of the Charterers), whether by one transaction or a number of transactions, whether related or not except in the usual course of their respective trading operations; or

(ii)	make any substantial change (or any change, in the case of the Charterers) to the nature of their respective business or corporate structure from that existing as at the date of this Charter; and
(v)
they will comply, and will procure that each other Relevant Person complies, with Clause 14 of the Guarantee and provide, and procure that each other Relevant Person provides, all information and documents specified therein.

CLAUSE 47  — PURCHASE OPTION
47.1
The Charterers shall have the option on and from the first anniversary of the Commencement Date (subject always to giving the Owners not less than sixty (60) Business Days' prior written notice to purchase the Vessel on any Payment Date (the "Purchase Option Date") specified in such notice (the "Purchase Option Notice") at a purchase price equal to the Purchase Option Price.

47.2
A Purchase Option Notice shall be signed by a duly authorised officer or attorney of the Charterers and, once delivered to the Owners, is irrevocable and the Charterers shall be bound to pay to the Owners the Purchase Option Price on the Purchase Option Date.

47.3	Only one Purchase Option Notice may be served throughout the duration of the Charter Period (unless otherwise agreed by the Owners in their absolute discretion).
47.4
Upon the Owners' receipt in full of the Purchase Option Price, the Owners shall (except in case of Total Loss) transfer the legal and beneficial ownership of the Vessel on an "as is where is" basis (and otherwise in accordance with the terms and conditions set out at Clause 49.1(a) and (b)) to the Charterers or their nominees and shall execute a bill of sale and a protocol of delivery and acceptance evidencing the same and any other document strictly necessary to transfer the title of the Vessel to the Charterers (and to the extent required for such purposes the Vessel shall be deemed first to have been redelivered to the Owners).

CLAUSE 48  — PURCHASE OBLIGATION
48.1
Subject to other provisions of this Charter, in consideration of the Owners entering into this Charter, the Charterers shall, on the last day of the Charter Period, be obliged to purchase from the Owners all of the Owners' beneficial and legal right, title and interest in the Vessel and all belonging to her and the Owners and the Charterers shall perform their obligations referred to in Clause 49 and the Charterer shall pay the Purchase Obligation Price on the Purchase Obligation Date unless this Charter is terminated before the natural expiration of this Charter or the Owners and the Charterers agree otherwise.

CLAUSE 49  — SALE OF THE VESSEL BY PURCHASE OBLIGATION ETC.
49.1
Completion of the performance of the Purchase Obligation shall take place on the Purchase Obligation Date, whereupon the Owners will sell to the Charterers (or their nominee), and the Charterers (or their nominee) will purchase from the Owners, all the legal and beneficial interest and title in the Vessel, for the Purchase Obligation Price on an "as is where is" basis and on the following terms and conditions:

(a)
the Charterers expressly agree and acknowledge that no condition, warranty or representation of any kind is or has been given by or on behalf of the Owners in respect of the Vessel or any part thereof, and accordingly the Charterers confirm that they have not, in entering into this Charter, relied on any condition, warranty or representation by the Owners or any person on the Owners' behalf, express or implied, whether arising by law or otherwise in relation to the Vessel or any part thereof, including, without limitation, warranties or representations as to the description, suitability, quality, merchantability, fitness for any purpose, value, state, condition, appearance, safety, durability, design or operation of any kind or nature of the Vessel or any part thereof, and the benefit of any such condition, warranty or representation by the Owners is hereby irrevocably and unconditionally waived by the Charterers to the extent permissible under applicable law, the Charterers hereby also waive any rights which they may have in tort in respect of any of the matters referred to above and irrevocably agree that the Owners shall have no greater liability in tort in respect of any such matter than they would have in contract after taking account of all of the foregoing exclusions. No third party making any representation or warranty relating to the Vessel or any part thereof is the agent of the Owners nor has any such third party authority to bind the Owners thereby. Notwithstanding anything contained above, nothing contained herein is intended to obviate, remove or waive any rights or warranties or other claims relating thereto which the Charterers (or their nominee) or the Owners may have against the manufacturer or supplier of the Vessel or any third party;

(b)	the Vessel shall be free from any registered mortgages incurred by the Owners;
(c)
the Purchase Obligation Price, shall be paid by (or on behalf of) the Charterers to the Owners on the Purchase Obligation Date, together with unpaid amounts of Charterhire and other moneys owing by or accrued or due from the Charterers under this Charter on or prior to the Purchase Obligation Date which remain unpaid; and

(d)
concurrently with the Owners receiving irrevocable payment of the Purchase Obligation Price and all other moneys payable under this Charter in full pursuant to the terms of this Charter, the Owners shall (save in the event of Total Loss) transfer the legal and beneficial ownership of the Vessel on an "as is where is" basis (and otherwise in accordance with the terms and conditions set out at Clause 49.1(a) and (b)) to the Charterers or their nominees and shall (at Charterers' cost) execute a bill of sale and a protocol of delivery and acceptance evidencing the same and any other document strictly necessary to transfer the title of the Vessel to the Charterers (and to the extent required for such purposes, the Vessel shall be deemed first to have been redelivered to the Owners).

CLAUSE 50 —  INDEMNITIES
50.1
The Charterers shall pay such amounts to the Owners, on the Owners' demand, in respect of all claims, expenses, liabilities, losses, fees (including, but not limited to, any vessel registration and tonnage fees) suffered or incurred by or imposed on the Owners arising from this Charter and any Leasing Document or in connection with delivery, possession, performance, control, registration, repair, survey, insurance, maintenance, manufacture, purchase, ownership and operation of the Vessel by the Owners and the costs related to the prevention or release of liens or detention of or requisition, use, operation or redelivery, sale or disposal of the Vessel or any part of it and whether prior to, during or after termination of the leasing of this Charter and whether or not the Vessel is in the possession or the control of the Charterers or otherwise. Without prejudice to its generality, this Clause covers any claims, expenses, liabilities and losses which arise, or are asserted, under or in connection with any law relating to safety at sea, the ISM Code, the ISPS Code, the MARPOL Protocol, any Environmental Law or any Sanctions, Anti-Money Laundering Laws, Anti-Terrorism Financing Laws or Business Ethics Laws.

50.2
The obligations of the Charterers under Clause 50 and in respect of any Security Interest created pursuant to the Security Documents will not be affected or discharged by an act, omission, matter or thing which would reduce, release or prejudice any of its obligations under Clause 50 or in respect of any Security Interest created pursuant to the Security Documents (without limitation and whether or not known to it or any Relevant Person) including:

(a)	any time, waiver or consent granted to, or composition with, any Relevant Person or other person;
(b)
the release of any other Relevant Person or any other person under the terms of any composition or arrangement with any creditor of the Guarantor (or New Guarantor or New Shareholder, if applicable) or any of its affiliates;

(c)
the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect or delay in perfecting, or refusal or neglect to take up or enforce, or delay in taking or enforcing any rights against, or security over assets of, any Relevant Person or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of a Relevant Person or any other person;
(e)	any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of any Leasing Document or any other document or security;
(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Security Document or any other document or security; or
(g)	any insolvency or similar proceedings.
50.3
Notwithstanding anything to the contrary under the Leasing Documents (but subject and without prejudice to Clause 33) and without prejudice to any right to damages or other claim which the Charterers may have at any time against the Owners under this Charter, the indemnities provided by the Charterers in favour of the Owners shall continue in full force and effect notwithstanding any breach of the terms of this Charter or such Leasing Document or termination or cancellation of this Charter or such Leasing Document pursuant to the terms hereof or thereof or termination of this Charter or such Leasing Document by the Owners.

CLAUSE 51  — NO SET-OFF OR TAX DEDUCTION
51.1
All Charterhire, Advance Charterhire or payment of the Purchase Obligation Price or the Purchase Option Price and any other payment made from the Charterers to enable the Owners to pay all amounts under a Leasing Document shall be paid punctually:

(a)
without any form of set-off (except in the case of the Advance Charterhire which shall be set off in accordance with Clause 36.2), cross-claim or condition and in the case of Charterhire or Advance Charterhire, without previous demand unless otherwise agreed with the Owners; and

(b)	free and clear of any tax deduction or withholding unless required by law.
51.2	Without prejudice to Clause 51.1, if the Owners are required by law to make a tax deduction from any payment:
(a)	the Owners shall notify the Charterers as soon as they become aware of the requirement; and
(b)
the amount due in respect of the payment shall be increased by the amount necessary to ensure that the Owners receive and retain (free from any liability relating to the tax deduction) a net amount which, after the tax deduction, is equal to the full amount which they would otherwise have received.

51.3	In this Clause "tax deduction" means any deduction or withholding for or on account of any present or future tax, other than a FATCA Deduction.
CLAUSE 52  — INCREASED COSTS
52.1	This Clause 52 applies if the Owners promptly notify the Charterers that they consider that as a result of:
(a)
the introduction or alteration after the date of this Charter of a law or an alteration after the date of this Charter in the manner in which a law is interpreted or applied (disregarding any effect which relates to the application to payments under this Charter of a tax on the Owners' overall net income); or

(b)
complying with any regulation (including any which relates to capital adequacy or liquidity controls or which affects the manner in which the Owners allocates capital resources to their obligations under this Charter) which is introduced, or altered, or the interpretation or application of which is altered, after the date of this Charter, the Owners (or a parent company of them) has incurred or will incur an "increased cost".

52.2	In this Clause 52, "increased cost" means, in relation to the Owners:
(a)
an additional or increased cost incurred as a result of, or in connection with, the Owners having entered into, or being a party to, this Charter, of funding the acquisition of the Vessel pursuant to the MOA or performing their obligations under this Charter;

(b)	a reduction in the amount of any payment to the Owners under this Charter or in the effective return which such a payment represents to the Owners on their capital;
(c)	an additional or increased cost of funding the acquisition of the Vessel pursuant to the MOA; or
(d)	a liability to make a payment, or a return foregone, which is calculated by reference to any amounts received or receivable by the Owners under this Charter,

and for the purposes of this Clause 52.2 the Owners may in good faith allocate or spread costs and/or losses among their assets and liabilities (or any class of their assets and liabilities) on such basis as they consider appropriate.
52.3
Subject to the terms of Clause 52.1, the Charterers shall pay to the Owners, within three (3) Business Days of the Owners' demand, the amounts which the Owners from time to time promptly notify the Charterers to be necessary to compensate the Owners for the increased cost.

CLAUSE 53  — MISCELLANEOUS
53.1
The Charterers waive any rights of sovereign immunity which they or any of their properties may enjoy in any jurisdiction and subjects itself to civil and commercial law with respect to their obligations under this Charter.

53.2	No term of this Charter is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not party to this Charter.
53.3
This Charter and each Leasing Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Charter or that Leasing Document, as the case may be.

53.4
Nothing in the Leasing Documents shall afford the Owners any wider exclusion of any liability of the Owners for death or personal injury than the Owners may effectively exclude under applicable law or having regard to the Unfair Contract Terms Act 1977,

53.5
These additional clauses shall be read together with the BARECON 2001 to constitute this Charter as a single instrument. However, in case of any conflict between these additional clauses and the BARECON 2001, the terms of these additional clauses shall prevail.

53.6
The parties hereto agree to keep the terms and conditions of this Charter and any other Leasing Documents (the "Confidential Information") strictly confidential, provided that such party may disclose Confidential Information in the following cases:

(a)	as required in order for any Relevant Person to comply with statutory requirements for stock listed companies;
(b)	it is already known to the public or becomes available to the public other than through the act or omission of the disclosing party;
(c)
it is required to be disclosed under the applicable laws of any Relevant Jurisdiction or by a governmental order, decree, regulation or rule (provided that the disclosing party shall give written notice of such required disclosure to the other party prior to the disclosure);

(d)	in filings with a court or arbitral body in proceedings in which the Confidential Information is relevant and in discovery arising out of such proceedings;
(e)
to (or through) whom a party assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Leasing Document (as permitted by the terms thereof), provided that such person receiving Confidential Information shall undertake that it would not disclose Confidential Information to any other party save for circumstances arising which are similar to those described under this Clause 53.6 or such other circumstances as may be permitted by all parties hereto;

(f)
to any sub-charterer provided that such person receiving Confidential Information shall undertake that it would not disclose Confidential information to any other party save for circumstances arising which are similar to those described under this Clause or such other circumstances as may be permitted by all parties hereto;

(g)	to any of the following persons on a need to know basis:
(i)	a shareholder or an Affiliate of either party hereto or a party referred to in either paragraph (d) or (e) (including the employees, officers and directors thereof);
(ii)	professional advisers retained by a disclosing party; or
(iii)	persons advising on, providing or considering the provision of financing to the disclosing party or an Affiliate, provided that the disclosing party shall exercise due diligence to ensure that no such person shall disclose Confidential Information to any other party save for circumstances arising which are similar to those described under this Clause or such other circumstances as may be permitted by all parties hereto; or
(h)	with the prior written consent of all parties hereto.
53.7
If, at any time, any provision of a Leasing Document is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions under the law of that jurisdiction nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

53.8
Any settlement or discharge under any Leasing Document between the Owners and any Relevant Person shall be conditional upon no security or payment to the Owners by any Relevant Person or any other person being set aside, adjusted or ordered to be repaid, whether under any insolvency law or otherwise.

53.9
If the Owners consider that an amount paid or discharged by, or on behalf of, a Relevant Person or by any other person in purported payment or discharge of an obligation of that Relevant Person to the Owners under the Leasing Documents is capable of being avoided or otherwise set aside on the liquidation or administration of that Relevant Person or otherwise, then that amount shall not be considered to have been unconditionally and irrevocably paid or discharged for the purposes of the Leasing Documents.

53.10
If any sum due from the Charterers to the Owners under this Charter or any other Leasing Document or under any order or judgment relating thereto has to be converted from the currency in which this Charter or such Leasing Document provided for the sum to be paid (the "Contractual Currency") into another currency (the "Payment Currency") for the purpose of:

(a)	making or lodging any claim or proof against the Charterers, whether in their liquidation, any arrangement involving them or otherwise; or
(b)	obtaining an order or judgment from any court or other tribunal; or
(c)	enforcing any such order or judgment;
the Charterers shall indemnify the Owners against the loss arising when the amount of the payment actually received by the Owners is converted at the available rate of exchange into the Contractual Currency.
In this Clause 53.10, the "available rate of exchange" means the rate at which the Owner is able at the opening of business (Shanghai time) on the Business Day after it receives the sum concerned to purchase the Contractual Currency with the Payment Currency.

CLAUSE 54 — FATCA
54.1	Defined terms. For the purposes of this Clause 54, the following terms shall have the following meanings:
"Code" means the United States Internal Revenue Code of 1986, as amended.
"FATCA" means sections 1471 through 1474 of the Code and any Treasury regulations thereunder.
"FATCA Deduction" means a deduction or withholding from a payment under this Charter or the Leasing Documents required by or under FATCA.
"FATCA Exempt Party" means a Relevant Party that is entitled under FATCA to receive payments free from any FATCA Deduction.
"FATCA FFI" means a foreign financial institution as defined in section 1471(d)(4) of the Code which, if a Relevant Party is not a FATCA Exempt Party, could be required to make a FATCA Deduction.
"FATCA Non-Exempt Party" means any Relevant Party who is not a FATCA Exempt Party.
"IRS" means the United States Internal Revenue Service or any successor taxing authority or agency of the United States government.
"Relevant Party" means any of the parties to this Charter and the Leasing Documents.
54.2	FATCA Information.
(a)	Subject to paragraph (c) below, each Relevant Party shall, on the date of this Charter, and thereafter within ten Business Days of a reasonable request by another Relevant Party:
(i)	confirm to that other party whether it is a FATCA Exempt Party or is not a FATCA Exempt Party; and
(ii)
supply to the requesting party (with a copy to all other Relevant Parties) such other form or forms (including IRS Form W-8 or Form W-9 or any successor or substitute form, as applicable) and any other documentation and other information relating to its status under FATCA (including its applicable "pass thru percentage" or other information required under FATCA or other official guidance including intergovernmental agreements) as the requesting party reasonably requests for the purpose of the requesting party's compliance with FATCA .

(b)
If a Relevant Party confirms to any other Relevant Party that it is a FATCA Exempt Party or provides an IRS Form W-8 or W-9 showing that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that party shall so notify all other Relevant Parties reasonably promptly.

(c)
Nothing in this clause shall oblige any Relevant Party to do anything which would or, in its reasonable opinion, might constitute a breach of any law or regulation, any policy of that party, any fiduciary duty or any duty of confidentiality, or to disclose any confidential information (including, without limitation, its tax returns and calculations); provided, however, that nothing in this paragraph shall excuse any Relevant Party from providing a true, complete and correct IRS Form W-8 or W-9 (or any successor or substitute form where applicable). Any information provided on such IRS Form W-8 or W-9 (or any successor or substitute forms) shall not be treated as confidential information of such party for purposes of this paragraph.

(d)
If a Relevant Party fails to confirm its status or to supply forms, documentation or other  information requested in accordance with the provisions of this Charter or the provided information is insufficient under FATCA, then:

(i)
if that party failed to confirm whether it is (and/or remains) a FATCA Exempt Party then such party shall be treated for the purposes of this Charter and the Leasing Documents as if it is a FATCA Non-Exempt Party; and

(ii)
if that party failed to confirm its applicable passthru percentage then such party shall be treated for the purposes of this Charter and the Leasing Documents (and payments made thereunder) as if its applicable passthru percentage is one hundred per cent. (100%), until (in each case) such time as the party in question provides sufficient confirmation, forms, documentation or other information to establish the relevant facts.

54.3	FATCA Deduction and gross-up by Relevant Party
(a)
If the representation made by the Charterers under Clause 45.1(n) proves to be untrue or misleading such that the Charterers are required to make a FATCA Deduction, the Charterers shall make the FATCA Deduction and any payment required in connection with that FATCA Deduction within the time allowed and in the minimum amount required by FATCA.

(b)
If the Charterers are required to make a FATCA Deduction then the Charterers shall increase the payment due from them to the Owners to an amount which (after making any FATCA Deduction) leaves an amount equal to the payment which would have been due if no FATCA Deduction had been required.

(c)
The Charterers shall promptly upon becoming aware that they must make a FATCA Deduction (or that there is any change in the rate or basis of a FATCA Deduction) notify the Owners accordingly. Within thirty (30) days of the Charterers making either a FATCA Deduction or any payment required in connection with that FATCA Deduction, the Charterers shall deliver to the Owners evidence reasonably satisfactory to the Owners that the FATCA Deduction has been made or (as applicable) any appropriate payment paid to the relevant governmental or taxation authority.

54.4	FATCA Deduction by Owners
The Owners may make any FATCA Deduction they are required by FATCA to make, and any payment required in connection with that FATCA Deduction, and the Owners shall not be required to increase any payment in respect of which they make such a FATCA Deduction or otherwise compensate the recipient for that FATCA Deduction.
54.5	FATCA Mitigation
Notwithstanding any other provision to this Charter, if a FATCA Deduction is or will be required to be made by any party under Clause 54.3 in respect of a payment to the Owners as a result of the Owners not being a FATCA Exempt Party, the Owners shall have the right to transfer their interest in the Vessel (and this Charter) to any person nominated by the Owners and all costs in relation to such transfer shall be for the account of the Charterers.
CLAUSE 55 —   DEFINITIONS
55.1	In this Charter the following terms shall have the meanings ascribed to them below:
"Acceptance Certificate" means a certificate substantially in the form set out in Schedule Ito be signed by the Charterers at Delivery.

"Account Security" means the document creating security over the Earnings Account executed by the Charterers in favour of the Owners, in the agreed form.
"Advance Charterhire" means the amount by which the Purchase Price exceeds the Financing Amount.
"Anti-Money Laundering Laws" means all applicable financial record-keeping and reporting requirements, anti-money laundering statutes (including all applicable rules and regulations thereunder) and all applicable related or similar laws, rules, regulations or guidelines, of all jurisdictions including and without limitation, the United States of America , the European Union and the People's Republic of China and which in each case are (a) issued, administered or enforced by any governmental agency having jurisdiction over any Relevant Person or the Owners; (b) of any jurisdiction in which any Relevant Person or Owners conduct business; or (c) to which any Relevant Person or Owner is subjected or subject to.
"Anti-Terrorism Financing Laws" means all applicable anti-terrorism laws, rules, regulations or guidelines of any jurisdiction, including and not limited to the United States of America or the People's Republic of China which are: (a) issued, administered or enforced by any governmental agency, having jurisdiction over any Relevant Person or the Owners; (b) of any jurisdiction in which any Relevant Person or the Owners conduct business; or (c) to which any Relevant Person or the Owners are subjected or subject to.
"Approved Manager" means TMS Bulkers Ltd., a corporation incorporated in the Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 or any other management company in the same beneficial ownership as TMS Bulkers Ltd. as commercial manager and as technical manager or any other international and reputable manager who may, with the prior approval of the Owners be appointed as a manager of the Vessel.
"Approved Valuer" means Clarksons, Maersk Brokers, Fearnleys, Howe Robinson, Arrow, Lorentzen & Stemoco, SSY, Braemar Seascope or any other shipbroker nominated by the Charterers and approved by the Owners.
"Book Value" has the meaning given to that term in the MOA.
"Breakfunding Costs" means all breakfunding costs and expenses incurred or payable by the Owners pursuant to the relevant funding arrangement entered into by the Owners for the purpose of financing the Financing Amount as a result of the receipt of an amount pursuant to this Charter on a day other than a Payment Date. Such costs must be properly evidenced by the Owners to the reasonable satisfaction of the Charterers.
"Business Day" means a day on which banks are open for business in the principal business centres of Hong Kong, Shanghai, New York and Athens.
"Business Ethics Law" means any laws, regulations and/or other legally binding requirements or determinations in relation to corruption, fraud, collusion, bid-rigging or anti-trust, human rights violations (including forced labour and human trafficking) which are applicable to any Relevant Person or the Owners or to any jurisdiction where activities are performed and which shall include but not be limited to (i) the United Kingdom Bribery Act 2010 and (ii) the United States Foreign Corrupt Practices Act 1977 and all rules and regulations under each of (i) and (ii).
"Cancelling Date" has the meaning given to that term in the MOA.
"Change of Control" has the meaning given to that term in the Guarantee.

"Change of Ownership" has the meaning given to that term in the Guarantee.
"Change of Shareholder" has the meaning given to that term in the Guarantee.
"Charter Period" means the period commencing on the Commencement Date and described in Clause 32.2 unless it is either terminated earlier or extended in accordance with the provisions of this Charter.
"Charterer Termination Purchase Price" means, in respect of any date (for the purposes of this definition only, the "Relevant Date"), the Outstanding Principal Balance together with a fee calculated at the rate of one per cent. (1%) thereon and any accrued but unpaid Charterhire B, plus (i) any Breakfunding Costs, (ii) any documented costs and expenses incurred by the Owners (and their financiers (if any)) in locating, repossessing or recovering the Vessel or collecting any payments due under this Charter or in obtaining the due performance of the obligations of the Charterers under this Charter or the other Leasing Documents and any default interest in relation thereto and (iii) all amounts payable under this Charter together with any applicable interest thereon.
"Charterhire" means each of, as the context may require, all of the quarterly instalments of hire payable hereunder comprising in each case:
(a)	a component of Charterhire A; and
(b)	a component of Charterhire B.
"Charterhire A" means, in relation to a Payment Date, an amount equal to one fortieth (1/40) of the difference between the Financing Amount and the Purchase Obligation Price.
"Charterhire B" means, in relation to a Payment Date, the interest component calculated at the applicable Interest Rate for the Term commencing on that Payment Date on the Outstanding Principal Balance.
"Charterhire Principal" means the aggregate amount of Charterhire A payable under this Charter.
"Charterhire Principal Balance" means the Charterhire Principal outstanding under this Charter from time to time, as may be reduced by payments or prepayments by the Charterers to the Owners of Charterhire A under this Charter.
"Charterers' Offer" has the meaning given to that term in Clause 40.3(b).
"CISADA" means the United States Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 as it applies to non-US persons.
"Classification Society" means ABS or DNV GL or any classification society notified by the Charterers to the Owners which is a member of the International Association of Classification Societies and approved by the Owners.
"Commencement Date" means the date on which Delivery takes place.
"Delivery" means the delivery of the legal and beneficial interest in the Vessel from the Owners to the Charterers hereunder.
"Dollars" or "$" have the meanings given to those terms in the MOA.
"Earnings" means all moneys whatsoever which are now, or later become, payable (actually or contingently) and which arise out of the use or operation of the Vessel, including (but not limited to):

(a)
all freight, hire and passage moneys, compensation payable in the event of requisition of the Vessel for hire, remuneration for salvage and towage services, demurrage and detention moneys and damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of the Vessel; and

(b)
if and whenever the Vessel is employed on terms whereby any moneys falling within paragraph (a) are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to the Vessel;

"Earnings Account" means, an account in the name of the Charterers with ABN AMRO Bank N.V. in Amsterdam or such bank as the Owners may approve.
"Environmental Claim" means:
(a)	any claim by any governmental, judicial or regulatory authority which arises out of an Environmental Incident or which relates to any Environmental Law; or
(b)
any claim by any other person which relates to an Environmental Incident ,

and "claim" means a claim for damages, compensation, fines, penalties or any other payment; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset;

"Environmental Incident" means:
(a)	any release of Environmentally Sensitive Material from the Vessel; or
(b)
any incident in which Environmentally Sensitive Material is released from a vessel other than the Vessel and which involves a collision between the Vessel and such other vessel or some other incident of navigation or operation, in either case, in connection with which the Vessel is actually liable to be arrested, attached, detained or injuncted and/or the Vessel and/or the Owners and/or the Charterers and/or any other operator or manager of the Vessel is at fault or otherwise liable to any legal or administrative action; or

(c)
any other incident involving the Vessel in which Environmentally Sensitive Material is released otherwise than from the Vessel and in connection with which the Vessel is actually arrested and/or where the Owners and/or the Charterers and/or any other operator or manager of the Vessel is at fault or otherwise liable to any legal or administrative action.

"Environmental Law" means any law relating to pollution or protection of the environment, to the carriage or releases of Environmentally Sensitive Material.
"Environmentally Sensitive Material" means oil, oil products and any other substances (including any chemical, gas or other hazardous or noxious substance) which are (or are capable of being or becoming) polluting, toxic or hazardous.
"Financial Indebtedness" means, in relation to a person (the "debtor"), a liability of the debtor:
(a)	for principal, interest or any other sum payable in respect of any moneys borrowed or raised by the debtor;
(b)	under any loan stock, bond, note or other security issued by the debtor;

(c)	under any acceptance credit, guarantee or letter of credit facility made available to the debtor;
(d)
under a lease, a deferred purchase consideration arrangement (other than deferred payments for assets or services obtained on normal commercial terms in the ordinary course of business) or any other agreement having the commercial effect of a borrowing or raising of money by the debtor;

(e)
under any foreign exchange transaction, any interest or currency swap or any other kind of derivative transaction entered into by the debtor or, if the agreement under which any such transaction is entered into requires netting of mutual liabilities, the liability of the debtor for the net amount; or

(f)
under a guarantee, indemnity or similar obligation entered into by the debtor in respect of a liability of another person which would fall within paragraphs (a) to (e) if the references to the debtor referred to the other person.

"Financial Instruments" means the mortgage, deed of covenant, the general assignment or such other financial security instruments granted to the Owners' financiers as security for the obligations of the Owners in relation to the financing of the acquisition of the Vessel.
"Financing Amount" means an amount equal to fifty per cent. (50%) of the Purchase Price.
"Flag State" means the Marshall Islands, Malta, Hong Kong, Liberia, Greece or the Cayman Islands or any other flag state approved by the Owners.
"General Assignment" means the general assignment executed or to be executed between the Charterers and the Owners in respect of the Vessel, pursuant to which the Charterers shall, inter alia, assign their rights under the Insurances, Earnings and Requisition Compensation and any sub-charters or other form of employment contracts having a duration of at least twelve (12) months (or which are capable of exceeding twelve (12) months) in respect of the Vessel, in favour of the Owners and in the agreed form.
"Guarantor" means Dryships Inc., a corporation incorporated under the laws of the Marshall Islands with company number 11911 having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, Marshall Islands.
"Guarantee" means a guarantee executed by the Guarantor in favour of the Owners in agreed form.
"IAPPC" means a valid international air pollution prevention certificate for the Vessel issued pursuant to the MARPOL Protocol.
"Initial Market Value" means, in relation to the Vessel, the Market Value of the Vessel as at a date no earlier than twenty (20) days prior to the Commencement Date.
"Insurances" means:
(a)
all policies and contracts of insurance, including entries of the Vessel in any protection and indemnity or war risks association, which are effected in respect of the Vessel or otherwise in relation to it whether before, on or after the date of this Charter (excluding Charterers' Interest Insurances arranged pursuant to Clause 13(b)); and

(b)
all rights and other assets relating to, or derived from, any of the foregoing, including any rights to a return of a premium and any rights in respect of any claim whether or not the relevant policy, contract of insurance or entry has expired on or before the date of this Charter.

"Interest Rate" means, in relation to Charterhire B, the rate of interest determined in accordance with Schedule III plus the Margin.
"ISM Code" means the International Safety Management Code (including the guidelines on its implementation), adopted by the International Maritime Organisation Assembly as Resolutions A.741 (18) and A.788 (19), as the same may be amended or supplemented from time to time (and the terms "safety management system", "Safety Management Certificate" and "Document of Compliance" have the same meanings as are given to them in the 15M Code).
"lSPS Code" means the International Ship and Port Security Code as adopted by the Conference of Contracting Governments to the Safety of Life at Sea Convention 1974 on 13 December 2002 and incorporated as Chapter XI-2 of the Safety of Life at Sea Convention 1974, as the same may be supplemented or amended from time to time.
"Leasing Documents" means this Charter, the MOA and the Security Documents.
"LIBOR" means, in relation to a Term, the London Interbank offered rate administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for dollars ending on the first day of that Term displayed on page LIBOR 01 of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters, and if such page or service ceases to be available, LIBOR for such Term shall be the arithmetic (rounded upwards to four decimal places) of the rates quoted to the Owners by the Reference Banks at the request of the Owners as the Reference Banks' offered rates for deposits in US Dollars in an amount equal to the amount in relation to which LIBOR is to be determined and for a period equivalent to such period to prime banks in the London Interbank Market at or about 11.00 a.m. (London time) on the date of such LIBOR determination. If any such rate is below zero, LIBOR shall be deemed to be zero.
"Major Casualty" means any casualty to the Vessel in respect of which the claim or the aggregate of the claims against all insurers, before adjustment for any relevant franchise or deductible, exceeds $1,000,000 or the equivalent in any other currency.
"Manager's Undertaking" means, in relation to an Approved Manager, the letter of undertaking from the Approved Manager subordinating the rights of such Approved Manager against the Vessel and the Charterers to the rights of the Owners and their financiers (if any) in an agreed form.
"Margin" means three per cent. (3.00%) per annum.
"Market Value" means, in relation to the Vessel at any relevant time, the arithmetic mean of two (2) valuations, each prepared:
(a)	on a date no earlier than fifteen (15) days previously (or, in the case of the Initial Market Value, twenty (20) days previously);
(b)	with or without physical inspection of that Vessel;
(c)	on the basis of a sale for prompt delivery for cash on normal arm's length commercial terms as between a willing and a willing buyer, free of any existing charter or other contract of employment; and
(d)	after deducting the estimated amount of the usual and reasonable expenses which would be incurred in connection with the sale, and such valuations shall be prepared by one Approved Valuer selected and appointed by the Owners and one Approved Valuer selected by the Charterers (but appointed by the Owners)

provided that if the difference in the two valuations obtained is more than five per cent. (5%) of the lower valuation obtained, a third Approved Valuer shall be selected and appointed by the Owners and the Market Value shall be the arithmetic mean of such three valuations.
"MARPOL Protocol" means Annex VI (Regulations for the Prevention of Air Pollution from Ships) to the International Convention for the Prevention of Pollution from Ships 1973 (as amended in 1978 and 1997).
"Material Adverse Effect" means, in the reasonable opinion of the Owners, a material adverse effect on:
(a)
the business, operations, property, condition (financial or otherwise) or prospects of the Charterers or the Guarantor (or New Guarantor or New Shareholder, if applicable) and its subsidiaries as a whole; or

(b)	the ability of any Relevant Person to perform its obligations under any Leasing Document to which it is a party; or
(c)
the validity or enforceability of, or the effectiveness or ranking of any Security Interests granted pursuant to any of the Leasing Documents or the rights or remedies of the Owners under any of the Leasing Documents.

"MOA" means the memorandum of agreement entered into by the Charterers as sellers and the Owners as buyers dated on the date of this Charter in relation to the sale and purchase of the Vessel.
"Mortgagee" has the meaning given to that term in Clause 35.2.
"New Guarantee" has the meaning given to that term in the Guarantee.
"New Shareholder" has the meaning given to that term in the Guarantee.
"New Shares Security Deed" has the meaning given to that term in the Guarantee.
"Original Financial Statements" means, with respect to the Guarantor, its audited financial statements for the financial year ended 2016 and financial statements for the financial half year ended 2017.
"Original Jurisdiction" means, in relation to each of the Charterers and the Guarantors, the jurisdiction under whose laws they are incorporated as at the date of this Charter.
"Outstanding Principal Balance" means the aggregate of:
(a)	the Charterhire Principal Balance; and
(b)	the Purchase Obligation Price.
"Owner Termination Purchase Price" means, in respect of any date (for the purposes of this definition only, the "Relevant Date"), the Outstanding Principal Balance and any accrued but unpaid Charterhire B, plus all amounts payable under this Charter together with any applicable interest thereon.
"Owners' Sale" has the meaning given to that term in Clause 40.3(a)(iii).
"Payment Date" means each of the forty (40) dates upon which Charterhire is to be paid by the Charterers to the Owners pursuant to Clause 36.
"Permitted Holders" has the meaning given to that term in the Guarantee.

"Permitted Security Interests" means:
(a)	Security Interests created by a Leasing Document or a Financial Instrument; and
(b)	other Security Interests permitted by the Owners in writing.
"Post-enforcement interests" has the meaning given to that term in Clause 40.3(a)(ii).
"Potential Termination Event" means, an event or circumstance which, with the giving of any notice, the lapse of time, a determination of the Owners and/or the satisfaction of any other condition, would constitute a Termination Event.
"Preposition Date" has the meaning given to that term in the MOA.
"Purchase Obligation" means the purchase obligation referred to in Clause 48.1.
"Purchase Obligation Date" means the date on which the Owners shall transfer the legal and beneficial interest in the Vessel to the Charterers, and the Charterers shall purchase the Vessel, being the date falling on the last day of the Charter Period.
"Purchase Obligation Price" means an amount equal to thirty-three per cent. (33%) of the Financing Amount.
"Purchase Price" has the meaning given to that term in the MOA.
"Purchase Option" means the early termination option which the Charterers are entitled to pursuant to Clause 47.
"Purchase Option Date" has the meaning given to that term in Clause 47.1.
"Purchase Option Notice" has the meaning given to that term in Clause 47.1.
"Purchase Option Price" means the aggregate of: (i) the Outstanding Principal Balance as at the Purchase Option Date together with a fee calculated at the rate of one per cent. (1%) thereon; (ii) any Charterhire B accrued as at the Purchase Option Date; (iii) any Breakfunding Costs and (iv) all other amounts payable under this Charter and the other Leasing Documents together with any applicable interest thereon.
"Quiet Enjoyment Agreement" means the quiet enjoyment agreement executed or to be executed between, amongst others, the Charterers, the Owners and the Owners' financiers in the agreed form.
"Reference Bank" means the principal London offices of HSBC Bank plc, Citibank N.A. and China Merchants Bank (or the relevant affiliates thereof that provide reference rates), or such other banks as may be appointed by the Owners in consultation with the Charterers.
"Released Guarantee" has the meaning given to that term in the Guarantee.
"Released Guarantor" has the meaning given to that term in the Guarantee.
"Released Shares Security Deed" has the meaning given to that term in the Guarantee.
"Relevant Jurisdiction" means, in relation to a Relevant Person:
(a)	its Original Jurisdiction;
(b)	any jurisdiction where any property owned by it and charged under a Leasing Document is situated;

(c)	any jurisdiction where it conducts its business; and
(d)	any jurisdiction whose laws govern the perfection of any of the Leasing Documents entered into by it creating a Security Interest.
"Relevant Person" means the Charterers, the Guarantor (to the extent it has not become the Released Guarantor pursuant to Clause 14 of the Guarantee), any New Guarantor, the Shareholder (to the extent it has not become the Released Shareholder pursuant to Clause 14 of the Guarantee), any New Shareholder and the Approved Manager and such other party providing security to the Owners for the Charterers' obligations under this Charter pursuant to a Security Document or otherwise.
"Relevant Transaction Amendments" has the meaning given to that term in the Guarantee.
"Requisition Compensation" includes all compensation or other moneys payable by reason of any act or event such as is referred to in paragraph (b) of the definition of "Total Loss".
"Restricted Countries" means those countries subject to country-wide or territory-wide Sanctions and/or trade embargoes, in particular but not limited to pursuant to the U.S.'s Office of Foreign Asset Control of the U.S. Department of Treasury ("OFAC") or the United Nations, including at the date of this Charter, but without limitation, Iran, Iraq, North Korea, Sudan and Syria and any additional countries based on respective country-wide or territory-wide Sanctions being imposed by OFAC or any of the regulative bodies referred to in the definition of Restricted Persons.
"Restricted Person" means a person, entity or any other parties (i) located, domiciled, resident or incorporated in Restricted Countries, and/or (ii) subject to any sanction administrated by the United Nations, the European Union, Switzerland, the United States and the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), the United Kingdom, Her Majesty's Treasury ("HMT") and the Foreign and Commonwealth Office of the United Kingdom, the People's Republic of China and/or (iii) owned or controlled by or affiliated with persons, entities or any other parties as referred to in (i) and (ii).
"Sanctions" means any sanctions, embargoes, freezing provisions, prohibitions or other restrictions relating to trading, doing business, investment, exporting, financing or making assets available (or other activities similar to or connected with any of the foregoing) imposed by law or regulation of United Kingdom, the United States of America (including, without limitation, CISADA and OFAC), the United Nations, the People's Republic of China or the Council of the European Union.
"Secured Liabilities" means all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of a Relevant Person to the Owner under or in connection with the Leasing Documents or any judgment relating to the Leasing Documents; and for this purpose, there shall be disregarded any total or partial discharge of these liabilities, or variation of their terms, which is effected by, or in connection with, any bankruptcy, liquidation, arrangement or other procedure under the insolvency laws of any country.
"Security Documents" means the Guarantee (to the extent it has not become the Released Guarantee pursuant to Clause 14 of the Guarantee), any New Guarantee, the Account Security, the General Assignment, the Shares Security Deed (to the extent it has not become the Released Shares Security Deed pursuant to Clause 14 of the Guarantee), any New Shares Security Deed, the Manager's Undertaking and any other security documents granted as security for the obligations of the Charterers under or in connection with this Charter.
"Security Interest" means:

(a)
a mortgage, charge (whether fixed or floating) or pledge, any maritime or other lien, assignment, hypothecation or any other security interest of any kind or any other agreement or arrangement having the effect of conferring a security interest;

(b)	the security rights of a plaintiff under an action in rem; or
(c)
any other right which confers on a creditor or potential creditor a right or privilege to receive the amount actually or contingently due to it ahead of the general unsecured creditors of the debtor concerned; however this paragraph (c) does not apply to a right of set off or combination of accounts conferred by the standard terms of business of a bank or financial institution.

"Security Period" means the period commencing on the date hereof and ending on the date on which the Owner is satisfied that the Secured Liabilities have been irrevocably and unconditionally paid and discharged in full.
"Shareholder" means Drybulk Investments Inc., a corporation incorporated under the laws of the Marshall Islands with company number 88437 having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, Marshall Islands.
"Shares Security Deed" means the shares charge over the shares in the Charterers in agreed form.
"Special Termination Purchase Price" means, in respect of any date (for the purposes of this definition only, the "Relevant Date"), the Outstanding Principal Balance together with a fee calculated at the rate of one per cent. (1%) thereon and any accrued but unpaid Charterhire B, plus (i) any Breakfunding Costs, (ii) any costs incurred and expenses reasonably incurred by the Owners in locating, repossessing or recovering the Vessel or collecting any payments due under this Charter or in obtaining the due performance of the obligations of the Charterers under this Charter or the other Leasing Documents and any default interest in relation thereto and (iii) all amounts payable under this Charter together with any applicable interest thereon.
"Term" means, in relation to the definitions of "Charterhire A" and "Charterhire B", a period of three (3) month's duration provided that:
(a)	the first Term shall commence on the Commencement Date;
(b)	each subsequent Term shall commence on the last day of the preceding Term;
(c)
any Term which would otherwise end on a non-Business Day shall instead end on the next following Business Day or, if that Business Day is in another calendar month, on the immediately preceding Business Day;

(d)
if any Term commences on the last Business Day of a calendar month or on a day for which there is no numerically corresponding day in the calendar month three (3) months thereafter, as the case may be, that Term shall, subject to paragraphs (c), (e) and (f), end on the last Business Day of such later calendar month;

(e)	any Term which would otherwise overrun a Payment Date shall instead end on that Payment Date; and
(f)	any Term which would otherwise extend beyond the Charter Period shall instead end on the last day of the Charter Period.
"Termination Event" means any event described in Clause 44.
"Total Loss" means:

(a)	actual, constructive, compromised, agreed or arranged total loss of the Vessel;
(b)
any expropriation, confiscation, requisition or acquisition of the Vessel, whether for full consideration, a consideration less than its proper value, a nominal consideration or without any consideration, which is effected by any government or official authority or by any person or persons claiming to be or to represent a government or official authority (excluding a requisition for hire for a fixed period not exceeding one (1) year without any right to an extension) unless it is redelivered within sixty (60) days to the full control of the Owners or the Charterers; or

(c)
any arrest, capture, seizure or detention of the Vessel (including any hijacking or theft but excluding any event specified in paragraph (b) of this definition) unless it is redelivered within sixty (60) days to the full control of the Owners or the Charterers.

"US Tax Obligor" means (a) a person which is resident for tax purposes in the United States of America or (b) a person some or all of whose payments under the Leasing Documents are from sources within the United States for United States federal income tax purposes.
"Vessel" means the kamsarmax bulker m.v. "Kelly" with IMO No. 9768227 with particulars stated in Boxes 6 to 12 of this Charter and which is to be registered under the name of the Owners with the Marshall Islands registry upon Delivery.
55.2	In this Charter:
"agreed form" means, in relation to a document, such document in a form agreed in writing by the Owners;
"asset" includes every kind of property, asset, interest or right, including any present, future or contingent right to any revenues or other payment;
"company" includes any partnership, joint venture and unincorporated association;
"consent" includes an authorisation, consent, approval, resolution, licence, exemption, filing, registration, notarisation and legalisation;
"contingent liability" means a liability which is not certain to arise and/or the amount of which remains unascertained;
"continuing" means, in relation to any Termination Event, a Termination Event which has not been waived by the Owners and in relation to any Potential Termination Event, a Potential Termination Event which has not been waived by the Owners or remedied to the satisfaction of the Owners;
"control" over a particular company means the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:
(a)	cast, or control the casting of, more than 50 per cent, of the maximum number of votes that might be cast at a general meeting of such company; or
(b)	appoint or remove all, or the majority, of the directors or other equivalent officers of such company; or
(c)	give directions with respect to the operating and financial policies of such company with which the directors or other equivalent officers of such company are obliged to comply;
"document" includes a deed; also a letter, fax or telex;

"expense" means any kind of cost, charge or expense (including all legal costs, charges and expenses) and any applicable value added or other tax;
"gross negligence" means a form of negligence which is distinct from ordinary negligence, in which the due diligence and care which are generally to be exercised have been disregarded to a particularly high degree, in which the plainest deliberations have not been made and that which should be most obvious to everybody has not been followed.
"law" includes any order or decree, any form of delegated legislation, any treaty or international convention and any regulation or resolution of the Council of the European Union, the European Commission, the United Nations or its Security Council;
"legal or administrative action" means any legal proceeding or arbitration and any administrative or regulatory action or investigation;
"liability" includes every kind of debt or liability (present or future, certain or contingent), whether incurred as principal or surety or otherwise;
"months" shall be construed in accordance with Clause 55.3;
"person" includes any company; any state, political sub-division of a state and local or municipal authority; and any international organisation;
"policy", in relation to any insurance, includes a slip, cover note, certificate of entry or other document evidencing the contract of insurance or its terms;
"protection and indemnity risks" means the usual risks covered by a protection and indemnity association which is a member of the International Group of P&I Clubs including pollution risks, extended passenger cover and the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation in them of clause 6 of the International Hull Clauses (1/11/02 or 1/11/03), clause 8 of the Institute Time Clauses (Hulls)(1/10/83) or clause 8 of the Institute Time Clauses (Hulls) (1/11/1995) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision;
"regulation" includes any regulation, rule, official directive, request or guideline whether or not having the force of law of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;
"subsidiary" has the meaning given in Clause 55.4; and
"tax" includes any present or future tax, duty, impost, levy or charge of any kind which is imposed by any state, any political sub-division of a state or any local or municipal authority (including any such imposed in connection with exchange controls), and any connected penalty, interest or fine.
55.3
Meaning of "month". A period of one or more "months" ends on the day in the relevant calendar month numerically corresponding to the day of the calendar month on which the period started ("the numerically corresponding day"), but:

(a)
on the Business Day following the numerically corresponding day if the numerically corresponding day is not a Business Day or, if there is no later Business Day in the same calendar month, on the Business Day preceding the numerically corresponding day; or

(b)
on the last Business Day in the relevant calendar month, if the period started on the last Business Day in a calendar month or if the last calendar month of the period has no numerically corresponding day;

and "month" and "monthly" shall be construed accordingly.
55.4	Meaning of "subsidiary". A company (S) is a subsidiary of another company (P) if:
(a)
a majority of the issued shares in S (or a majority of the issued shares in S which carry unlimited rights to capital and income distributions) are directly owned by P or are indirectly attributable to P; or

(b)	P has direct or indirect control over a majority of the voting rights attaching to the issued shares of S; or
(c)	P has the direct or indirect power to appoint or remove a majority of the directors of S; or
(d)	P otherwise has the direct or indirect power to ensure that the affairs of S are conducted in accordance with the wishes of P; and
(e)	any company of which S is a subsidiary is a parent company of S.
55.5	In this Charter:
(a)
references to a Leasing Document or any other document being in the form of a particular appendix or to any document referred to in the recitals include references to that form with any modifications to that form which the Owners approve;

(b)	references to, or to a provision of, a Leasing Document or any other document are references to it as amended or supplemented, whether before the date of this Charter or otherwise;
(c)	references to, or to a provision of, any law include any amendment, extension, re-enactment or replacement, whether made before the date of this Charter or otherwise; and
(d)	words denoting the singular number shall include the plural and vice versa.
55.6	Headings. In interpreting a Leasing Document or any provision of a Leasing Document, all clauses, sub-clauses and other headings in that and any other Leasing Document shall be entirely disregarded.

EXECUTION PAGE

OWNERS

/s/ Wang Wei
SEA 46 LEASING CO. LIMITED
Name: Wang Wei
Title: Attorney-in-fact

CHARTERERS

/s/ Savvas Tournis
ORION OWNERS INC.
Name: Savvas Tournis
Title: Attorney-in-fact

SCHEDULE I
ACCEPTANCE CERTIFICATE
ORION OWNERS INC. (the "Charterers") hereby acknowledges that at [•] hours on [•] 2018 ([•] time), there was delivered to, and accepted by, the Charterers the Vessel known as "KELLY", registered in the name of SEA 46 LEASING CO. LIMITED (the "Owners") under the Marshall Islands flag with IMO No. 9768227 under a charter dated [•] March 2018 (the "Charter") and made between the Owners and the Charterers and that Delivery (as defined in the Charter) thereupon took place and that, accordingly, the Vessel is and will be subject to all the terms and conditions contained in the Charter.
The Charterers warrant that the representations and warranties made by them in Clause 45 of the Charter remain correct and that no Termination Event (as defined in the Charter) has occurred and is continuing at the date of this Acceptance Certificate.

Name:
Title:
for and on behalf of
ORION OWNERS INC.
Dated:

SCHEDULE II
PART A
The following are the documents referred to in Clause 34.1(b)(v):
1	Relevant Person
1.1	To the extent not already provided under the MOA, a copy of the constitutional documents of each Relevant Person which is a party to a Leasing Document.
1.2	To the extent not already provided under the MOA, a copy of the resolutions of the board of directors (or equivalent) of each Relevant Person which is a party to a Leasing Document:
(a)	approving the terms of, and the transactions contemplated by, the Leasing Documents to which it is a party and resolving that it execute the Leasing Documents to which it is a party;
(b)	authorizing a specified person or persons to execute the Leasing Documents to which it is a party on its behalf; and
(c)
authorizing a specified person or persons, on its behalf, to sign and/or dispatch all documents and notices to be signed and/or dispatched by it under, or in connection with, the Leasing Documents to which it is a party.

1.3
To the extent not already provided under the MOA, an original of the power of attorney of any Relevant Person which is a party to a Leasing Document authorizing a specified person or persons to execute the Leasing Documents to which it is a party.

1.4	A passport copy of each person (bearing that person's signature) authorized by the resolution referred to in paragraph 2.1 above.
1.5
If required and to the extent not already provided under the MOA, a copy of the resolutions signed by all the holder(s) of the issued shares of each Relevant Person other than the Guarantor which is a party to a Leasing Document, approving the terms of, and the transactions contemplated by, the Leasing Documents to which that Relevant Person is a party.

1.6
A certificate of an authorized signatory of each Relevant Person which is a party to a Leasing Document certifying that each copy document relating to it specified in this Schedule is correct, complete and in full force and effect as at a date no earlier than the date of this Charter.

2	Vessel and other security
2.1	A duly executed original of any Leasing Document.
2.2	A duly executed original of any other document required to be delivered by each Leasing Document.
2.3	Documentary evidence that the Security Interests intended to be created by each of the Security Documents have been duly perfected under applicable law.

2.4	Documents establishing that the Vessel will, as from the Commencement Date, be managed commercially and managed technically by the Approved Manager on terms acceptable to the Owners, together with:
(a)	a Manager's Undertaking for the Approved Manager (and of each document to be delivered under such Manager's Undertaking); and
(b)	copies of the Document of Compliance of the relevant Approved Manager acting as technical manager of the Vessel.
2.5	Documentary evidence that the Vessel
(a)	is definitively and permanently registered in the name of the Owners under Marshall Islands flag;
(b)	is in the absolute and unencumbered ownership of the Owners; and
(c)	has been unconditionally delivered by the Charterers to the Owners pursuant to the terms of the MOA, where such documents shall include without limitation
(i)
the original (if required by the Flag State) or a copy of the notarized and legalised copies of the bill of sale duly executed by the Charterers (and where executed by an attorney of the Charterers, together with such original notarized Charterers' power of attorney); and

(ii)	the original (if required by the Flag State) or a copy of the protocol of delivery and acceptance duly executed by the Charterers and the Owners.
2.6	An insurance report by an insurance advisor appointed by the Owners (but at the cost of the Charterers) in form and substance acceptable to the Owners.
2.7
A copy of the Vessel's class certificate evidencing that the Vessel maintains its classification of "A1,Bulk Carrier, BC-A,ESP,AMS,ACCU,CSR,CPS UWILD, CRC(I), GRAB 20, TCM, BWT Unrestricted Service" with the Classification Society free of all recommendations and conditions.

2.8
Copies of the Vessel's Safety Management Certificate (together with any other details of the applicable Safety Management System which the Owners require) and of any other documents required under the ISM Code and the ISPS Code (including without limitation an ISSC and IAPPC).

2.9	Valuations of the Vessel indicating the Initial Market Value of the Vessel in an amount satisfactory to the Owners.
3	Legal opinions
3.1
A legal opinion of Watson Farley & Williams, legal advisers to the Owners on such matters on the laws of England in relation to the Leasing Documents in the form and substance acceptable to the Owners.

3.2
Favourable legal opinions by lawyers appointed by the Owners on such matters relating to a Leasing Document or a Relevant Person, concerning the laws of England, the Marshall Islands, the Netherlands and such other Relevant Jurisdictions as the Owners may require, in the form and substance acceptable to the Owners.

4	Miscellaneous
4.1	Documentary evidence that the Earnings Account has been opened.
4.2	The Original Financial Statements of the Guarantor.
4.3	Documentary evidence that the fees payable under Clause 41.1 have been paid.
4,4	Documentary evidence that all the conditions precedent under r the MOA have been satisfied and fulfilled.
4.5
Such evidence relating to a Relevant Person as the Owners may require for their (or their financiers) to be able to satisfy their "know your customer" or similar identification procedures in relation to the transactions contemplated by the Leasing Documents.

SCHEDULE III
 INTEREST RATE
1.
Subject to the provisions of this Schedule, the rate of interest on the Outstanding Principal Balance in respect of a Term shall be LIBOR for a three (3) month period ending on the first day of that Term.

2.
The Owners shall notify the Charterers of the rate of interest in respect of a Term as soon as reasonably practicable after such rate of interest is determined by the Owners no later than two (2) days prior to the relevant Payment Date.

3.	Market Disruption
If, in relation to any Term:
(i)	no screen rate is available for the LIBOR determination and the Reference Banks (or if at any time there is only one Reference Bank) do not provide quotations to the Owners in order to fix LIBOR; and
(ii)
the Owners determine (which determination shall be conclusive and binding) that by reason of circumstances affecting the London interbank market generally, adequate and fair means do not or will not exist for ascertaining LIBOR at the beginning of that Term or the same does not reflect the cost of funding of the Owners; or

(iii)
the Owners determine (which determination shall be conclusive and binding) that by reason of circumstances affecting the London interbank market generally, deposits in Dollars in the required amount for the 3-month period commencing on the first day of that Term are not available to it in the London interbank market or from whatever sources it may select to obtain funds for that Term, the Owners shall promptly notify the Charterers accordingly.
4.
Immediately following the notification referred to in paragraph 3 above, the Owners and the Charterers, shall negotiate in good faith with a view to agreeing upon a substitute basis for funding the Outstanding Principal Balance and determining the applicable rate of interest for that Term, within thirty (30) days after the Owner serves the notice to the Charterers.

5.
If a substitute basis is not so agreed pursuant to paragraph 4 above, the Charterers shall pay the Owners an amount equal to the interest on the Outstanding Principal Balance for the relevant Term at the rate per annum equal to the cost certified to the Owners (expressed as an annual rate of interest) of funding an amount equal to the Outstanding Principal Balance during the relevant Term (as conclusively determined by the Owners and which shall be binding on the Charterers).

6.
If a substitute basis is not so agreed pursuant to paragraph 4 above the Charterers may prepay in full the Outstanding Principal Balance, by giving written notice to the Owners specifying a prepayment date which is not less than fifteen (15) days after such notice is given. On the date specified in the notice the Charterers shall prepay the Outstanding Principal Balance in full together with interest thereon to the date of prepayment and all other sums payable under this Charter. For this purpose, the interest rate from time to time applicable to the Outstanding Principal Balance shall be the rate as ascertained in accordance with paragraph 5 above in relation to the relevant period.

7.
Interest shall accrue from day to day, shall be calculated on the basis of the actual number of days elapsed and a 360 day year, including the first day of the period during which it accrues but excluding the last day.